SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and consolidated

Quarterly Information Form (ITR) for the quarter ended June 30, 2017

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2017

with Report on review of the

quarterly information

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated quarterly information form (ITR)

June 30, 2017

Contents

Comments on performance	01
Report of the Statutory Audit Committee (CAE)	06
Declaration of the officers on the quarterly information form (ITR)	07
Declaration of the officers on the independent auditors’ review report	08
Report on review of the quarterly information	09

Statements of financial position	11
Statements of income	13
Statements of comprehensive income	15
Statements of changes in equity	16
Statements of cash flows	18
Value added statements	20
Notes to the quarterly information form (ITR)	21

Comments on performance

“We remain committed to respond to the macroeconomic environment with strong discipline in seat supply, growth in load factor, continuous improvement in customer experience and cost reduction to generate better operating results. Particularly in the second quarter, seasonally the weakest in the year, we achieved good operational results, with recurring EBIT margin evolving significantly 8.8 p.p. over 2Q16”, commented CEO Paulo Kakinoff.

Despite a 3.0% reduction in the total number of ASKs, net revenue for the quarter grew 7.0% to R$2.2 billion, thanks to the rationalization of capacity, sharp yield management and optimization of aircraft utilization.

GOL is proud to be the lowest cost carrier in Brazil for the 16th consecutive year, due to its unique and standardized fleet, generating lower costs with crew, smart management of spare parts and "best-in-class" maintenance, in addition to lean and productive operations with reduced exposure to fixed costs. The new Boeing 737 MAX 8 aircraft, that will begin arriving in the second half 2018, and investments in technology will further strengthen our cost leadership.

We are focused on providing the best flight experience to GOL’s clients. According to ANAC, in the quarter ended June 2017, the Company remained the leader in on-time flights in Brazil with a rate of 96.0% of flights departing on time, that is, more than 55,000 flights in the period.

"The Company recorded a recurring operating income (EBIT) of R$37.3 million in the 2Q17, with an operating margin of 1.7%. This second quarter operating profit has not happened on a recurring basis since 2010," added Richard Lark, GOL's CFO.

In 2Q17, GOL increased aircraft utilization rates while maintaining the lowest cost in the market. The use of aircraft was 11.3block hours per day (an increase of 4.8% over 2Q16). The number of passengers transported in the 2Q17 decreased 1.3% when compared to the 2Q16. GOL's load factor increased by 2.7p.p., to 77.9%, due to the maturity of the new flight network, launched in May 2016, which reflected in a 3.0% reduction in total ASKs for the period.

Operating costs per ASK, excluding fuel and non-recurring expenses, decreased by 2.0% to 15.00 cents (R$). This reduction was driven by the lower aircraft leasing expenses, due to fleet restructuring, and the lower cost with service provision. Fuel costs per available seat kilometer (ASK) increased by 9.7% to 6.03 cents (R$). "Our absolute leadership at low cost is what makes us stand out in the proposal of added value to our investors, which allows us to offer better fares and services to the market, even in a challenging industry environment," added Richard.

In terms of future perspectives, besides maintain elevated levels of productivity and profitability, short-term results will be driven by the implementation of modern technologies and innovations, as detailed in #NOVAGOL campaign. "We are in a new stage of our company. We continue focused on providing our clients the best experience in air travel with unique services: selfie check-in service, new and more modern aircraft with leather seats and Wi-Fi on board, frequent flights in major markets, a system of integrated routes and low fares. All this is made possible by our dedicated team of employees, who are key to our success. By remaining obsessed on our low-cost business model, while continuing to innovate and offer low fares, we will create value to our clients, employees and shareholders", conclude Kakinoff.

Operational and Financial Indicators

Traffic data – GOL	2Q17	2Q16	% Var.	6M17	6M16	% Var.
RPK GOL – Total	8,135	8,096	0.5%	17,697	17,593	0.6%
RPK GOL – Domestic	7,302	7,212	1.2%	15,809	15,608	1.3%
RPK GOL – International	833	884	-5.7%	1,888	1,985	-4.9%
ASK GOL – Total	10,447	10,766	-3.0%	22,466	23,028	-2.4%
ASK GOL – Domestic	9,324	9,492	-1.8%	20,014	20,347	-1.6%
ASK GOL – International	1,123	1,274	-11.9%	2,452	2,680	-8.5%
GOL Load Factor – Total	77.9%	75.2%	2.7 p.p	78.8%	76.4%	2.4 p.p
GOL Load Factor - Domestic	78.3%	76.0%	2.3 p.p	79.0%	76.7%	2.3 p.p
GOL Load Factor - International	74.2%	69.3%	4.8 p.p	77.0%	74.1%	2.9 p.p
Operating data	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Average Fare (R$)	259.79	243.57	6.7%	270.37	257.98	4.8%
Revenue Passengers - Pax on board ('000)	7,261	7,353	-1.3%	15,471	16,396	-5.6%
Aircraft Utilization (block hours/day)[5]	11.3	10.7	4.8%	11.8	10.8	9.5%
Departures	57,883	60,963	-5.1%	121,983	135,162	-9.8%
Total Seats (‘000)	9,680	10,157	-4.7%	20,414	22,527	-9.4%
Average Stage Length (km)	1,061	1,041	1.9%	1,082	1,006	7.5%
Fuel Consumption (mm liters)	311	323	-3.8%	664	696	-4.7%
Full-time Employees (at period end)	15,360	15,280	0.5%	15,360	15,280	0.5%
Average Operating Fleet[6]	106	114	-7.4%	108	122	-11.5%
On-time Departures	96.0%	94.5%	1.5 p.p	95.3%	94.8%	0.5 p.p
Flight Completion	98.1%	92.8%	5.3 p.p	98.4%	90.7%	7.7 p.p
Passenger Complaints (per 1000 pax)	1.3517	2.3666	-42.9%	1.3913	2.2000	-36.8%
Lost Baggage (per 1000 pax)	2.04	2.20	-7.3%	2.11	2.20	-4.3%
Financial data	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Net YIELD (R$ cents)	23.19	22.12	4.8%	23.64	24.04	-1.7%
Net PRASK (R$ cents)	18.06	16.64	8.5%	18.62	18.37	1.4%
Net RASK (R$ cents)	21.38	19.40	10.2%	21.72	20.85	4.2%
CASK (R$ cents)	21.14	21.00	0.7%	20.48	19.68	4.0%
CASK ex-fuel (R$ cents)	15.11	15.50	-2.5%	14.40	13.83	4.2%
CASK (R$ cents) adjusted[4]	21.03	20.80	1.1%	20.02	20.51	-2.4%
CASK ex-fuel (R$ cents) adjusted[4]	15.00	15.30	-2.0%	13.94	14.66	-4.9%
Breakeven Load Factor	77.0%	81.4%	-4.4 p.p	74.3%	72.1%	2.2 p.p
Average Exchange Rate [1]	3.2174	3.5076	-8.3%	3.1807	3.7049	-14.1%
End of period Exchange Rate [1]	3.3082	3.2098	3.1%	3.3082	3.2098	3.1%
WTI (avg. per barrel. US$) [2]	48.15	45.64	5.5%	49.95	39.60	26.1%
Price per liter Fuel (R$) [3]	2.03	1.83	10.7%	2.06	1.94	6.2%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.37	0.34	9.9%	0.38	0.30	27.7%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; 5. Change on methodology from flight hours to block hours per day between 1Q17 and 2Q17; and 6. Average operating fleet excluding sub-leased aircrafts and those under MRO.

*Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

Domestic supply decreased by 1.8% in the quarter when compared to the 2Q16, due to the new network composition. Domestic demand increased by 1.2% in the 2Q17, resulting in a load factor of 78.3%, an increase of 2.3 p.p. when compared to the 2Q16.

In 6M17, domestic supply reduced 1.6% in comparison to 6M16, while domestic demand was up 1.3% in the same period. Load factor increased 2.3 p.p. and achieved 79.0% in 6M17.

GOL transported 6.9 million passengers in the domestic market in the quarter, representing an increase of 0.1%, when compared to the same period in 2016. GOL is the leader in number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply decreased 11.9% in the quarter, in comparison to 2Q16, due to the new network composition. In 6M17, GOL showed a decrease of 8.5% when compared to the first half of 2016.

During the quarter, international demand showed a decrease of 5.7% when compared to the 2Q16. For 6M17, the company registered a reduction of 4.9% over 6M16. Load factor achieved 74.2%, 4.8 p.p. up in comparison to second quarter 2016, and increased 2.9 p.p. for the half year ended in June 2017, achieving 77.0%. During the quarter, GOL transported 398 thousand passengers in the international market, 5.0% less than in 2Q16.

Volume of departures and Total seats - GOL

The total volume of GOL departures was 57.9 thousand in 2Q17, a 5.1% reduction compared to same period of 2016. This volume totaled 122.0 thousand departures in the first half of 2017, a 9.8% decline compared to the 6M16. The total number of seats available to the market was 9.7 million in the second quarter of 2017, declining 4.7% in relation to the same period of 2016. In 6M17, the number of seats available was 20.4 million, a reduction of 9.4% compared to 6M16.

PRASK, Yield and RASK

Net PRASK increased by 8.5% in the quarter when compared to 2Q16, reaching 18.06 cents (R$), due to higher passenger revenue and 3.0% lower total ASK. In the first half of the year, Net PRASK reached 18.62 cents (R$), an increase of 1.4% compared to 6M16.

Net RASK was 21.38 cents (R$) in 2Q17, 10.2% up over 2Q16. In the 6M17 it was 21.72 cents (R$), an increase of 4.2% in relation to the same period of 2016.

Net yield grew 4.8% in 2Q17 in comparison to 2Q16, reaching 23.19 cents (R$). In 6M17, net yield decreased by 1.7% when compared to 6M16, reaching 23.64 cents (R$).

These indicators improved due to the combination of higher revenue and reduction in total ASK and RPK.

Capex

Capital expenditures for quarter ended June 30, 2017 were R$205.8 million, primarily related to engines. For more details on changes in property, plant and equipment, see Note 15 in the interim financial statements.

Total fleet

Final	2Q17	2Q16	Var.	2Q16	Var.
Boeing 737-NGs	120	139	-19	124	-4
737-800 NG	92	105	-13	96	-4
737-700 NG	28	34	-6	28	0
By rental type	2Q17	2Q16	Var.	1Q16	Var.
Financial Leasing (737-NG)	31	37	-6	31	0
Operating Leasing (373-NG)	89	102	-13	93	-4

At the end of June 2017, out of a total of 120 Boeing 737-NG aircraft, GOL was operating 116 aircraft on its routes. The four remaining aircraft were sub-leased to another airline.

In 2Q16, out of a total of 139 aircraft, GOL was operating 119 aircraft on its routes. Of the 20 remaining aircraft, 11 were in the process of being returned to the lessors and 9 were sub-leased to other airlines.

GOL has 89 aircraft under operating leases and 31 under finance leases. 31 aircraft of the total fleet have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.8 years at the end of 2Q17. In order to maintain this low average, the Company has 120 firm Boeing 737 MAX acquisition orders for fleet renewal by 2028. The first Boeing 737 MAX aircraft is expected to be received by the Company in July 2018.

Fleet plan	2017	2018	2019	>2019	Total
Operating Fleet (End of Period)	115	121	124
Aircraft Commitments (R$ million)*	-	-	2,961.8	43,975.4	46,937.2
Pre-Delivery Payments (R$ million)	73.4	487.6	792.5	5,374.4	6,727.9

  * Considers aircraft list price

In May the Federal Aviation Administration (FAA) recertificated our Aircraft Maintenance Center (CMA) in Confins, Minas Gerais, and also the Galeão base in Rio de Janeiro-RJ, for Line maintenance. This is an important recognition of the American authority that ensures that our processes, manuals and maintenance training programs are in line with the best practices of the world aviation. With the achievement of the FAA seal, we continue to carry out maintenance procedures with excellence, both in our equipment and in the provision of services to other operators, as well as to our partner Delta.

For this recertification, our employees in Confins inaugurated and certified the Clean Room, a large investment workshop for Maintenance that increases our ability to repair complex parts and components made from composite materials such as flaps and spoilers. We are now authorized to perform these repairs in accordance with FAA standards. Another novelty is that the battery workshop of our Maintenance Center was also certified in this process.

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        YieldpEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Report of the Statutory Audit Committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the quarterly information for the six-month period ended June 30, 2017. On the basis of the procedures we have undertaken, and taking into account the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S. and the information and explanations we have received during the period, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, August 8, 2017.

Antônio Kandir

Member of the Statutory Audit Committee

André Jánszky

Member of the Statutory Audit Committee

James Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the quarterly information form (ITR)

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the quarterly information for the six-month period ended June 30, 2017.

São Paulo, August 8, 2017.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the independent auditors’ review report

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the conclusions expressed in the independent auditor’s report on review of the quarterly information for the six-month period ended June 30, 2017.

São Paulo, August 8, 2017.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

(A free translation from the original in Portuguese into English)

Report on the review of interim financial information

To
The Shareholders, Board of Directors and Officers
Gol Linhas Aéreas Inteligentes S.A.
São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended June 30,  2017, which comprises the balance sheet as at June 30, 2017 and the related income statement,  statement of comprehensive income for the quarter,  the statement of changes in equity and statement of cash flows for the three and six-month periods then ended, and a summary of significant accounting practices and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly narrower than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might have be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing came to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Financial Information, consistently with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2017, prepared under the responsibility of management, the presentation of which in the interim financial information is required by rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR), and as supplementary information by IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in accordance with the overall accompanying interim individual and consolidated interim financial information.

São Paulo, August 8, 2017.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Vanessa Martins Bernardi
Accountant CRC-1SP244569/O-3

Statements of financial position

As of June 30, 2017 and December 31, 2016 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Assets	Note	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Current assets
Cash and cash equivalents	4	46,363	57,378	568,711	562,207
Short-term investments	5	-	49	111,517	431,233
Trade receivables	7	-	-	859,921	760,237
Inventories	8	-	-	208,106	182,588
Recoverable taxes	9.1	7,233	9,289	57,329	27,287
Rights on derivative transactions	28	-	-	-	3,817
Other credits		6,802	64,770	137,333	113,345
		60,398	131,486	1,942,917	2,080,714

Noncurrent assets
Deposits	10	58,908	38,760	1,266,787	1,188,992
Restricted cash	6	37,255	32,656	230,323	168,769
Recoverable taxes	9.1	21,568	17,286	78,046	72,060
Deferred taxes	9.2	13,364	13,409	115,518	107,159
Other credits		-	-	971	4,713
Credits with related parties	11	1,654,507	1,873,350	-	-
Investments	13	209,515	281,758	17,353	17,222
Property, plant and equipment	15	323,013	323,013	3,081,637	3,025,010
Intangible assets	16	-	-	1,733,228	1,739,716
		2,318,130	2,580,232	6,523,863	6,323,641

Total		2,378,528	2,711,718	8,466,780	8,404,355

The accompanying notes are an integral part of the quarterly information.

Statements of financial position

As of June 30, 2017 and December 31, 2016 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Liabilities	Note	06/30/2017	12/31/2016	06/30/2017	12/31/2016

Current liabilities
Loans and financing	17	81,388	277,219	728,051	835,290
Suppliers		2,188	1,314	1,079,311	1,097,997
Salaries, wages and benefits		444	309	261,134	283,522
Taxes payable	18	17,519	119	134,514	146,174
Taxes and landing fees		-	-	338,148	239,566
Advance ticket sales	19	-	-	1,274,236	1,185,945
Mileage program	20	-	-	764,882	781,707
Advances from customers		-	-	189,356	16,823
Provisions	21	-	-	6,653	66,502
Obligations on derivative transactions	28	581	-	38,962	89,211
Share loan liabilities	28	93,056	-	93,056	-
Other current liabilities		2,466	2,252	123,061	106,005
		197,642	281,213	5,031,364	4,848,742
Noncurrent liabilities
Loans and financing	17	3,054,216	2,984,495	5,488,935	5,543,930
Suppliers		-	-	157,138	-
Provisions	21	-	-	739,870	723,713
Mileage program	20	-	-	175,776	219,325
Deferred taxes	9.2	-	-	338,108	338,020
Taxes payable	18	-	-	70,060	42,803
Obligations to related companies	11	22,193	21,818	-	-
Provision for loss on investment	13	2,970,818	3,074,190	-	-
Other noncurrent liabilities		10,307	-	94,165	44,573
		6,057,534	6,080,503	7,064,052	6,912,364
Equity (deficit)	22
Capital stock		3,080,110	3,080,110	3,080,110	3,080,110
Shares to be issued		1,137	-	1,137	-
Share issuance costs		(42,290)	(42,290)	(155,618)	(155,618)
Treasury shares		(4,456)	(13,371)	(4,456)	(13,371)
Capital reserves		88,854	91,399	88,854	91,399
Equity valuation adjustments		(122,940)	(147,229)	(122,940)	(147,229)
Share-based payments		111,310	113,918	111,310	113,918
Effects of changes in equity interest		751,584	693,251	751,584	693,251
Accumulated losses		(7,739,957)	(7,425,786)	(7,626,629)	(7,312,458)
Equity (deficit) attributable to controlling shareholders		(3,876,648)	(3,649,998)	(3,876,648)	(3,649,998)

Smiles’ non-controlling interests		-	-	248,012	293,247
Total equity (deficit)		(3,876,648)	(3,649,998)	(3,628,636)	(3,356,751)

Total		2,378,528	2,711,718	8,466,780	8,404,355

The accompanying notes are an integral part of the quarterly information.

Statements of income

Periods ended June 30, 2017 and 2016

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company
		Three-month period ended		Six-month period ended
	Note	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Operating income (expenses)
Administrative expenses	24	(7,560)	(4,657)	(10,732)	(7,134)
Other operating income (expenses), net	24	(1,988)	9,734	(3,977)	223,125
		(9,548)	5,077	(14,709)	215,991

Equity results	13	(349,003)	(58,830)	(177,760)	265,892

Operating profit (loss) before income taxes and financial result		(358,551)	(53,753)	(192,469)	481,883

Financial result
Financial income		19,578	22,537	39,854	45,427
Financial expenses		(69,381)	(101,921)	(137,362)	(196,443)
Exchange variation, net		(66,016)	385,691	(24,006)	624,413
	25	(115,819)	306,307	(121,514)	473,397

Income (loss) before income and social contribution taxes		(474,370)	252,554	(313,983)	955,280

Current income and social contribution taxes		(143)	-	(143)	-
Deferred income and social contribution taxes		(37)	-	(45)	-
	9	(180)	-	(188)	-
Net Income (loss) for the period		(474,550)	252,554	(314,171)	955,280

Basic earnings (loss) per common share	14	(0.039)	0.021	(0.026)	0.079
Basic earnings (loss) per preferred share	14	(1.368)	0.733	(0.906)	2.761
Diluted earnings (loss) per common share	14	(0.039)	0.021	(0.026)	0.079
Diluted earnings (loss) per preferred share	14	(1.368)	0.733	(0.906)	2.761

The accompanying notes are an integral part of the quarterly information.

Statements of income

Periods ended June 30, 2017 and 2016

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended		Six-month period ended
	Note	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Net revenue
Passenger		1,886,314	1,790,978	4,182,979	4,229,804
Cargo and other		347,684	297,835	696,858	572,078
	23	2,233,998	2,088,813	4,879,837	4,801,882

Cost of services provided	24	(1,812,612)	(1,839,865)	(3,778,450)	(3,938,543)
Gross profit		421,386	248,948	1,101,387	863,339

Operating expenses
Selling expenses	24	(203,820)	(225,076)	(389,545)	(422,578)
Administrative expenses	24	(190,183)	(170,569)	(429,400)	(358,968)
Other operating income (expenses), net	24	(1,988)	(25,292)	(3,977)	187,292
		(395,991)	(420,937)	(822,922)	(594,254)

Equity results	13	5	576	131	(3,318)

Operating profit (loss) before income taxes and financial result		25,400	(171,413)	278,596	265,767

Financial result
Financial income		21,818	116,665	67,536	188,433
Financial expenses		(217,591)	(353,391)	(504,063)	(692,426)
Exchange variation, net		(229,506)	779,815	(88,353)	1,433,292
	25	(425,279)	543,089	(524,880)	929,299

Income (loss) before income and social contribution taxes		(399,879)	371,676	(246,284)	1,195,066

Current income and social contribution taxes		(69,272)	(61,282)	(154,367)	(124,238)
Deferred income and social contribution taxes		62,824	(888)	227,009	(4,183)
	9	(6,448)	(62,170)	72,642	(128,421)
Net income (loss) for the period		(406,327)	309,506	(173,642)	1,066,645

Attributable to controlling shareholders		(474,550)	252,554	(314,171)	955,280
Attributable to non-controlling interests from Smiles		68,223	56,952	140,529	111,365

Basic earnings (loss) per common share	14	(0.039)	0.021	(0.026)	0.079
Basic earnings (loss) per preferred share	14	(1.368)	0.733	(0.906)	2.761
Diluted earnings (loss) per common share	14	(0.039)	0.021	(0.026)	0.079
Diluted earnings (loss) per preferred share	14	(1.368)	0.733	(0.906)	2.761

The accompanying notes are an integral part of the quarterly information.

Statements of comprehensive income

Periods ended June 30, 2017 and 2016

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

	Note	Parent Company
		Three-month period ended		Six-month period ended
		06/30/2017	06/30/2016	06/30/2017	06/30/2016

Net income (loss) for the period		(474,550)	252,554	(314,171)	955,280

Cash flow hedges		7,211	(14,079)	24,289	(32,345)
Tax effect		-	4,786	-	10,997
Other comprehensive income (loss) to be reclassified to profit or loss	28	7,211	(9,293)	24,289	(21,348)

Total comprehensive income (loss) for the period		(467,339)	243,261	(289,882)	933,932

	Note	Consolidated
		Three-month period ended		Six-month period ended
		06/30/2017	06/30/2016	06/30/2017	06/30/2016

Net income (loss) for the period		(406,327)	309,506	(173,642)	1,066,645

Cash flow hedges		7,211	(14,079)	24,289	(32,345)
Tax effect		-	4,786	-	10,997
Other comprehensive income (loss) to be reclassified to profit or loss	28	7,211	(9,293)	24,289	(21,348)

Total comprehensive income (loss) for the period		(399,116)	300,213	(149,353)	1,045,297

Comprehensive income attributable to:
Controlling shareholders		(467,339)	243,261	(289,882)	933,932
Non-controlling interests from Smiles		68,223	56,952	140,529	111,365

The accompanying notes are an integral part of the quarterly information.

Statements of changes in equity - Parent Company

Six-month periods ended June 30, 2017 and 2016 (In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Shares to be issued	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share-based payments	Effects of changes in equity interest	Accumulated losses	Total
Balances as of December 31, 2015		3,080,110	-	(41,895)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,275,405)	(4,546,462)
Other comprehensive loss, net		-	-	-	-	-	-	(21,348)	-	-	-	(21,348)
Share issuance costs		-	-	(395)	-	-	-	-	-	-	-	(395)
Stock options		-	-	-	-	-	-	-	12,674	-	-	12,674
Equity interest dilution effects		-	-	-	-	-	-	-	-	(1,492)	-	(1,492)
Net income for the period		-	-	-	-	-	-	-	-	-	955,280	955,280
Transfer of restricted shares		-	-	-	7,868	-	-	-	(7,868)	-	-	-
Balances as of June 30, 2016		3,080,110	-	(42,290)	(14,831)	27,882	70,979	(200,287)	107,932	688,887	(7,320,125)	(3,601,743)

Balances as of December 31, 2016		3,080,110	-	(42,290)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,425,786)	(3,649,998)
Capital increase for exercise of stock options		-	1,137	-	-	-	-	-	-	-	-	1,137
Other comprehensive income		-	-	-	-	-	-	24,289	-	-	-	24,289
Stock options	22	-	-	-	-	-	-	-	3,762	-	-	3,762
Equity interest dilution effects	13	-	-	-	-	-	-	-	-	3,887	-	3,887
Partial sale of interest in subsidiary	13	-	-	-	-	-	-	-	-	54,446	-	54,446
Transfer of treasury shares		-	-	-	8,915	(2,545)	-	-	(6,370)	-	-	-
Net loss for the period		-	-	-	-	-	-	-	-	-	(314,171)	(314,171)
Balances as of June 30, 2017		3,080,110	1,137	(42,290)	(4,456)	17,875	70,979	(122,940)	111,310	751,584	(7,739,957)	(3,876,648)

The accompanying notes are an integral part of the quarterly information.

Statements of changes in equity - Consolidated

Six-month periods ended June 30, 2017 and 2016 (In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Shares to be issued	Cost of issued shares	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share-based payments	Effects of changes in equity interest	Accumulated losses	Equity (deficit) attributable to controlling shareholders	Smiles’ non-controlling interests	Total
Balances as of December 31, 2015		3,080,110	-	(155,223)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,162,077)	(4,546,462)	224,022	(4,322,440)
Other comprehensive income (loss), net		-	-	-	-	-	-	(21,348)	-	-	-	(21,348)	-	(21,348)
Capital increase for exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	3,352	3,352
Share issuance costs		-	-	(395)	-	-	-	-	-	-	-	(395)	-	(395)
Stock options		-	-	-	-	-	-	-	12,674	-	-	12,674	313	12,987
Equity interest dilution effects		-	-	-	-	-	-	-	-	(1,492)	-	(1,492)	-	(1,492)
Net income for the period		-	-	-	-	-	-	-	-	-	955,280	955,280	111,365	1,066,645
Transfer of restricted shares		-	-	-	7,868	-	-	-	(7,868)	-	-	-	-	-
Dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(123,766)	(123,766)
Balances as of June 30, 2016		3,080,110	-	(155,618)	(14,831)	27,882	70,979	(200,287)	107,932	688,887	(7,206,797)	(3,601,743)	215,286	(3,386,457)

Balances as of December 31, 2016		3,080,110	-	(155,618)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,312,458)	(3,649,998)	293,247	(3,356,751)
Capital increase for exercise of stock options		-	1,137	-	-	-	-	-	-	-	-	1,137	-	1,137
Other comprehensive income (loss), net		-	-	-	-	-	-	24,289	-	-	-	24,289	-	24,289
Capital increase for exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	1,988	1,988
Stock options	22	-	-	-	-	-	-	-	3,762	-	-	3,762	111	3,873
Equity interest dilution effects	13	-	-	-	-	-	-	-	-	3,887	-	3,887	-	3,887
Partial sale of interest in subsidiary	13	-	-	-	-	-	-	-	-	54,446	-	54,446	4,863	59,309
Transfer of treasury shares		-	-	-	8,915	(2,545)	-	-	(6,370)	-	-	-	-	-
Net loss for the period		-	-	-	-	-	-	-	-	-	(314,171)	(314,171)	140,529	(173,642)
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(6,947)	(6,947)
Dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of June 30, 2017		3,080,110	1,137	(155,618)	(4,456)	17,875	70,979	(122,940)	111,310	751,584	(7,626,629)	(3,876,648)	248,012	(3,628,636)

The accompanying notes are an integral part of the quarterly information.

Statements of cash flows Six-month periods ended June 30, 2017 and 2016 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Net Income (loss) for the period	(314,171)	955,280	(173,642)	1,066,645
Adjustments to reconcile net income to net cash
Depreciation and amortization	-	-	225,564	224,914
Allowance for doubtful accounts	-	-	3,537	6,990
Provision for legal proceedings	-	-	73,178	22,354
Provision (reversal) for inventory obsolescence	-	-	613	(15)
Deferred taxes	45	-	(227,009)	4,183
Equity results	177,760	(265,892)	(131)	3,318
Share-based payments	-	775	6,484	7,804
Exchange and monetary variations, net	26,178	(632,387)	107,822	(1,208,551)
Interest on loans and financial lease	100,107	133,886	282,371	330,111
Unrealized derivative results	492	-	492	43,172
Provision for profit sharing	-	-	524	4,639
Write-off of property, plant and equipment and intangible assets	-	80,556	23,081	114,307
Adjusted net income	(9,589)	272,218	322,884	619,871
Changes in operating assets and liabilities:
Trade receivables	-	-	(100,949)	(307,015)
Short-term investments	49	17,525	60,042	(53,925)
Inventories	-	-	(26,131)	12,524
Deposits	(20,148)	(5,827)	(55,869)	(240,210)
Suppliers	869	(2,148)	118,081	(47,581)
Advance ticket sales	-	-	88,291	(127,681)
Mileage program	-	-	(60,374)	41,288
Advances from customers	-	-	172,533	153,562
Salaries, wages and benefits	135	(75)	(22,912)	628
Taxes and landing fees	-	-	98,582	(36,226)
Taxes payable	17,400	69	367,293	96,290
Obligations on derivative transactions	-	-	(22,724)	(36,543)
Provisions	-	-	(144,287)	(76,684)
Other assets (liabilities)	16,274	31,821	51,941	(105,829)
Interest paid	(125,724)	(176,079)	(249,661)	(344,268)
Income tax paid	-	-	(132,958)	(94,366)
Net cash generated (used) in operating activities	(120,734)	137,504	463,782	(546,165)
Sale of interest in subsidiary, net of taxes	59,309	-	59,309
Transactions with related parties	276,974	(974,560)	-	-
Short-term investments	-	-	-	-
Restricted cash	(4,599)	49,353	(63,115)	374,558
Short-term investments of subsidiary Smiles	-	-	259,674	82,807
Advances for future capital increase	(141,000)	-	-	-
Capital increase in subsidiary	(275,000)	(191,587)	-	-
Advances for property, plant and equipment acquisition, net	-	502,001	(2,324)	467,000
Property, plant and equipment	-	-	(289,406)	(76,721)
Intangible assets	-	-	(21,338)	(8,623)
Dividends and interest on capital received	280,414	145,612	-	1,305
Net cash generated (used) in investing activities	196,098	(469,181)	(57,200)	840,326

Statements of cash flows Six-month periods ended June 30, 2017 and 2016 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Loan funding	93,145	-	223,143	-
Loan payments	(179,021)	-	(232,472)	(360,804)
Finance lease payments	-	-	(120,930)	(230,051)
Dividends paid to Smiles’ non-controlling interests	-	-	(241,337)	(153,962)
Interest on equity paid through subsidiary	-	-	-	-
Shares to be issued	1,137	-	1,137	-
Share issuance costs	-	(395)	-	(395)
Capital increase	-	-	-	4,351
Net cash used in financing activities	(84,739)	(395)	(370,459)	(740,861)
Exchange variation on cash in foreign subsidiaries	(1,640)	-	(29,619)	(18,603)
Net increase in cash and cash equivalents	(11,015)	(332,072)	6,504	(465,303)

Cash and cash equivalents at the beginning of the period	57,378	387,323	562,207	1,072,332
Cash and cash equivalents at the end of the period	46,363	55,251	568,711	607,029

Statements of cash flows - Additional information

Non-cash items:
Interest on equity distributed, net of taxes	(7,751)	-	6,947	-
Costs on sale in subsidiary’s interest	4,863	-	-	-
Escrow deposits	-	-	10,307	-
Write-off of finance lease agreements	-	-	(15,334)	(444,890)
Provision for aircraft return	-	-	-	64,775
Software acquisition	-	-	-	(21,834)

Value added statements Six-month periods ended June 30, 2017 and 2016 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Revenues
Passengers, cargo and other	-	-	5,212,431	5,122,731
Other operating income (expenses)	(3,978)	246,575	15,249	246,668
Allowance for doubtful accounts	-	-	1,442	2,904
	(3,978)	246,575	5,229,122	5,372,303
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of fuel and lubricants	-	-	(1,385,736)	(1,383,780)
Material, electricity, third-party services and others	(7,207)	(29,636)	(1,458,670)	(1,570,841)
Aircraft insurance	-	-	(5,221)	(17,592)
Sales and marketing	(326)	(216)	(243,513)	(253,748)
Gross value added	(11,511)	216,723	2,135,982	2,146,342

Depreciation and amortization	-	-	(225,564)	(224,914)
Value added produced	(11,511)	216,723	1,910,418	1,921,428

Value added received in transfer
Equity results	(177,760)	265,892	131	(3,318)
Financial income	26,619	242,737	330,297	2,070,549
Value added for distribution (distributed)	(162,652)	725,352	2,240,846	3,988,659

Distribution of value added:
Salaries	2,779	1,350	614,389	613,331
Benefits	-	-	77,371	82,141
FGTS	-	(57)	51,713	53,442
Personnel	2,779	1,293	743,473	748,914

Federal taxes	1,165	698	296,078	426,720
State taxes	-	-	15,713	16,984
Municipal taxes	-	-	1,180	997
Tax, charges and contributions	1,165	698	312,971	444,701

Interest	147,664	(231,919)	845,472	1,094,938
Rent	-	-	512,595	603,987
Other	(89)	-	(23)	29,474
Third-party capital remuneration	147,575	(231,919)	1,358,044	1,728,399

Net Income (loss) for the period	(314,171)	955,280	(314,171)	955,280
Income for the period attributable to Smiles’ non-controlling interests	-	-	140,529	111,365
Remuneration of own capital	(314,171)	955,280	(173,642)	1,066,645

Value added for distribution (distributed)	(162,652)	725,352	2,240,846	3,988,659

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.  Operations

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with Brazilian corporate legislation. The Company is engaged in controlling its subsidiaries: (i) Gol Linhas Aéreas S.A. (currently “GLA”, formerly “VRG Linhas Aéreas S.A.” prior to the change in the corporate name on September 22, 2016), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its By-laws; and (ii) Smiles S.A. (“Smiles”), which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) the sale of redemption rights of rewards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”) and Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”), and indirect parent Company of Smiles Fidelidade S.A. (“Smiles Fidelidade”, formerly Webjet Participações S.A. prior to the change in the corporate name on July 1, 2017).

The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on the Securities, Commodities and Futures Exchange - B3 and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from the B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

GLA is highly sensitive to the economy and also to the U.S. dollar, since approximately 50% of its costs are denominated in U.S. dollar. To overcome the challenges faced throughout 2016, the Company implemented a plan to improve its liquidity and its operating margin. As a result, the Company has been improving in safe levels its liquidity and ability to respond effectively to the adverse events caused by the instability of the Brazilian economic scenario.

The Company established and has been executing several initiatives to adjust its short and long-term liquidity. The diligent work performed to adjust the fleet size to economic growth and match seat supply to demand are some of the ongoing initiatives implemented to maintain a high load factor. The Company will maintain a solid strategy by means of liquidity initiatives, such as the adjustment of the route network, initiatives to reduce costs and the adjustment of its capital structure.

It is worth noting that, even in a scenario with an outlook for improvement, the Company does not rule out uncertainties in Brazil’s economic and political scenario that may directly impact the effectiveness of the expected returns.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Management understands that the business plan prepared, presented and approved by the Board of Directors on January 31, 2017, shows strong elements to continue as going concern.

In 2016, Brazilian tax authorities questioned the Company regarding certain payments to companies owned by politically exposed persons in Brazil. After beginning an internal investigation, the Company hired legal counsels from the United States and Brazil to conduct an independent investigation in order to assess the facts related to these and other payments identified as irregular, as well as analyze compliance with internal controls and their effectiveness based on the conclusions of said investigation.

In December 2016, the Company entered into a leniency agreement with the Federal Prosecutor Office (“Leniency Agreement”), whereby the Company agreed to pay R$12 million in fines and improve its compliance program. The Federal Prosecutor Office, in turn, agreed not to press criminal or civil charges related to the activities that are the object of the Leniency Agreement and that may represent (i) acts of administrative misconduct and related acts involving politically exposed persons or (ii) other possible proceedings that, until the date of the agreement, had not been identified by the ongoing investigation (eventual proceedings that may increase the fines related to the Leniency Agreement). In addition, the Company paid R$4.2 million in fines to Brazilian tax authorities related to the above-mentioned payments. The Company voluntarily informed the U.S. Justice Department, the SEC (Securities and Exchange Commission) and the CVM (Brazilian Securities and Exchange Commission) of the external and independent investigation and the Leniency Agreement.

The investigation was concluded in April 2017 and showed that additional irregular payments were made to politically exposed persons. None of the amounts paid was significant (individually or jointly) in terms of cash flow and none of the Company’s current employees, representatives or members of the Board of Directors was aware of any illegal purpose behind the transactions identified, or of any illegal benefit for the Company arising from the operations object of the investigation. The Company will report to the competent authorities the ongoing of the investigation in due time. These authorities may impose fines and possibly other sanctions on the Company.

In 2016, the Company took measures to strengthen and expand its internal control and compliance program. Among other measures, the Company began monitoring its transactions with politically exposed persons and improved its hiring procedures and the procedures for hiring and implementing outsourced services. The Company is committed to continue improving its internal control and compliance programs.

On July 1, 2017, in order to optimize and simplify GOL’s organizational structure, thus generating tax savings from the use of accumulated tax losses, the Company approved a corporate restructuring through the merger of Smiles by Smiles Fidelidade S.A. ("Merger"). As a result of the Merger, Smiles was dissolved and all its assets, rights and obligations were transferred to Smiles Fidelidade, pursuant to articles 224, 225, 227 and 264 of Brazilian Corporation Law.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.  Approval and summary of significant accounting policies applied in preparing the quarterly information form (ITR)

This quarterly information form was approved by the Board of Directors and had its publication authorized at a meeting held on August 8, 2017.

2.1. Statement of compliance

The Company’s individual and consolidated quarterly information for the three- and six-month periods ended June 30, 2017, has been prepared in accordance with International Accounting Standards (“IAS”) No. 34, and Accounting Pronouncement No. 21 (R1) (CPC 21), which deals with interim statements, and the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information.

When preparing the quarterly information form, the Company uses the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the quarterly information form; and (iv) information from other entities in the same sector, mainly in the international market. Accordingly, Management confirms that all the material information presented in this quarterly information form is being demonstrated and corresponds to the information used by Management in the course of its duties, and is in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information.

2.2. Basis of preparation

This quarterly information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

This quarterly information does not include all the information or disclosures required in the annual financial statements, and it should therefore be read in conjunction with the financial statements for the year ended December 31, 2016, which were prepared in accordance with the accounting practices generally accepted in Brazil and the International Financial Reporting Standards (IFRS). There were no changes between December 31, 2016, and June 30, 2017, in the accounting practices adopted.

Except for the subsidiary Gol Dominicana, whose functional currency is the U.S. dollar, the functional currency of all the other group entities is the Brazilian real. The presentation currency of this quarterly information is the Brazilian real.

Consolidation criteria

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The consolidated quarterly information comprises Gol Linhas Aéreas Inteligentes S.A. and its direct and indirect subsidiaries and associates, as follows:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					06/30/2017	12/31/2016
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Business activities	Indirect	100.0	100.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	52.7	53.8
Gol Dominicana	02/28/2013	Dominican Republic	Non-operational	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Frequent flyer program	Indirect	25.4	25.4

(*) These are entities constituted with the specific purpose of pursuing with the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. They have no management bodies and cannot take independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s quarterly information.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.3. New standards, amendments and interpretations of standards

a)       Issued by the IASB, but not yet in effect on the issue date of this quarterly information and not early adopted by the Company:

IFRS 9 (CPC 48) – Financial instruments:

In July 2014, IASB issued the final version of “IFRS 9 – Financial Instruments”, which reflects all the phases of the financial instrument project and replaces “IAS 39 – Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption being permitted. The Company intends to adopt the standard on the effective date. This standard must be applied retrospectively; however, it is not mandatory to present comparative data. The adoption of IFRS 9 will affect the classification and measurement of the Company’s financial assets and, based on the instruments in effect until the moment, the Company does not expect significant impacts on the classification and measurement of its financial liabilities.

IFRS 15 (CPC 47) – Revenue from Contracts with Customers

In 2014, the International Accounting Standards Board (IASB) issued standard IFRS15 - Revenue from Contracts with Customers, which will be in effect for fiscal years beginning on or after January 1, 2018. IFRS15 (CPC47 - under public hearing process) presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. The Company expects to adopt the new standard on the date it becomes effective using the full retrospective method. In 2017, the Company carried out a preliminary assessment of IFRS 15, which is subject to changes due to more detailed analyses that are still in progress. Among the main challenges for the adoption of IFRS 15, the Company believes that the recognition of the following revenues may change compared with the current format:

a) Passenger revenue arising from shared flight agreements: corresponds to agreements where two or more airlines unite to deliver air transportation services. In situations when the Company will work as the principal, revenue will be recognized based on the gross value of the transaction (price of the ticket to the final customer), rather than on the portion that corresponds only to the service provided by the Company.

b) Ancillary revenue: comprises all revenue linked to air transportation services, such as excess baggage, rebooking fees, refunds, among others. These revenues must be assessed and classified as “distinct” or “related to the main service”, and are recognized when incurred. In this regard, the Company does not expect significant changes, since these revenues are already recognized based on their nature, at the moment of recognition of passenger transportation revenue. Accordingly, the recognition of ancillary revenue is already aligned with the new standard.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Recognition of revenue from the loyalty program: considering that the Smiles program works as a separate entity and that the allocation of the fair value corresponds to the amount for which the mile has been sold, the Company does not expect any material impact on the calculation of the transaction price for separate performance obligations.

d) Breakage revenue: comprises the expectation of mileage and tickets that are not likely to be used by the customer. To recognize these revenues, the Company uses analysis tools and statistical data that allow the estimate to be calculated with a reasonable level of certainty. Given the standard’s specific requirements regarding this, the Company does not believe that the implementation of IFRS 15 will cause material impacts.

Although the pronouncement allows for early adoption as of January 1, 2017, the Company will only adopt the new standard as of January 1, 2018. Additionally, the Company will continue assessing the impacts from the adoption of the new standard and will disclose additional impacts as the analyses are concluded.

IFRS 16 – Leases

In January 2016, the IASB issued the final version of “IFRS 16 – Leases”, which establishes the principles for recognizing, measuring and disclosing leases. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Internationally, initial adoption is permitted as of January 01, 2018, but in Brazil early adoption of this standard is not permitted by the CVM. IFRS 16 establishes that, for most leases, the lessor will recognize an asset related to the right of use of the identified asset, as well as the liability related to the lease. Since 89 of the Company’s 120 aircraft are leased, the adoption of this standard will have a material impact on the Company, with the potential increase in the assets corresponding to the right of use and liabilities corresponding to leases, which will be recorded in the statements of financial position as of the adoption date.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC 22, which deals with the exchange rate to be used in transactions that involve consideration paid or received in advance denominated in foreign currency. The interpretation clarifies that the date of transaction is the date on which the company recognizes the non-monetary asset or liability. IFRIC 22 will be effective for annual periods beginning on or after January 1, 2018. The Company does not expect this interpretation to have significant impacts, as transactions with these characteristics already comply with this standard.

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 will be effective for annual periods beginning on or after January 1, 2019, and the Company does not expect significant impacts from the adoption of this standard.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Annual improvements – Applicable to annual periods beginning on or after January 1, 2017:

IFRS 12 – Investment Entities

This amendment clarifies the requirements for disclosing interests in subsidiaries, associates and/or joint ventures classified as held for sale, for distribution or as part of discontinued operations.

IAS 12 – Income taxes

Clarifications on the recognition requirements of deferred tax assets for unrealized losses on debt instruments and the method to assess the existence of probable future taxable income against which the deductible temporary differences can be utilized.

IAS 7 – Statement of cash flows

Greater transparency in the disclosure of liabilities arising from financing activities, including changes in cash and non-cash items.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

3.  Seasonality

The Company expects revenues and operating profit or loss from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the year-end holiday period in the last fortnight of December. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating profits or losses across fiscal-year quarters.

4.  Cash and cash equivalents

	Parent Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Cash and bank deposits	37,083	17,978	78,334	246,528
Cash equivalents	9,280	39,400	490,377	315,679
	46,363	57,378	568,711	562,207

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Private bonds	7,130	31,267	384,949	45,882
Investment funds	2,150	8,133	105,428	269,797
	9,280	39,400	490,377	315,679

As of June 30, 2017, the private securities were mainly comprised by private bonds (Bank Deposit Certificates - “CDBs”) and repos, yielding an average 73% (52% as of December 31, 2016) of the CDI rate.

Investment funds classified as cash equivalents have high liquidity and are readily convertible to a known amount of cash with insignificant risk of change in value. As of June 30, 2017, investment funds had an average yield of 94% (91% as of December 31, 2016) of the CDI rate.

5.  Short-term investments

	Parent Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Private bonds	-	-	2	77,080
Government bonds	-	-	21,285	41,104
Investment funds	-	49	90,230	313,049
	-	49	111,517	431,233

As of June 30, 2017, the private bonds were mainly represented by short-term investments with first-rate financial institutions, remunerated at a weighted average rate of 27% (38% as of December 31, 2016) of the CDI rate.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Government bonds are primarily represented by LFT and LTN, yielding a weighted average of 99% (102% as of December 31, 2016) of the CDI rate.

Investment funds include private funds and bonds remunerated at a weighted average rate of 113% (101% as of December 31, 2016) of the CDI rate and whose value may be subject to significant changes.

6.  Restricted cash

	Parent Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Escrow deposits for letter of guarantee	2,179	2,114	16,250	15,721
Escrow deposits (a)	31,337	29,360	71,420	67,345
Escrow deposits - Leases (b)	-	-	104,709	78,015
Other restricted deposits (c)	3,739	1,182	37,944	7,688
	37,255	32,656	230,323	168,769

(a)     The amount of R$31,337 (parent company and consolidated) refers to a contractual guarantee for STJs related to PIS and Cofins on interest attributable to shareholders’ equity paid to GLAI as described in Note 21. The other amounts relate to guarantees of GLA letters of credit.

(b)    Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)     Refers mainly to the margin of derivative hedging instruments contracted in the six-month period ended June 30, 2017.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

7.  Trade receivables

	Consolidated
	06/30/2017	12/31/2016
Local currency:
Credit card administrators	392,000	345,798
Travel agencies	315,138	228,089
Cargo agencies	39,651	41,926
Airline partner companies	3,755	4,153
Other	61,664	66,774
	812,208	686,740
Foreign currency:
Credit card administrators	50,070	49,104
Travel agencies	2,922	16,323
Cargo agencies	600	2,215
Airline partner companies	29,767	31,200
Other	-	8,837
	83,359	107,679
	895,567	794,419
Allowance for doubtful accounts	(35,646)	(34,182)
	859,921	760,237

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	Consolidated
	06/30/2017	12/31/2016
To be due
Up to 30 days	580,856	348,168
31 to 60 days	73,423	151,186
61 to 90 days	38,894	66,925
91 to 180 days	41,821	86,652
181 to 360 days	22,181	11,147
Above 360 days	1,690	239
	758,865	664,317

Overdue
Up to 30 days	40,926	19,117
31 to 60 days	6,402	5,623
61 to 90 days	9,932	10,915
91 to 180 days	4,390	22,648
181 to 360 days	12,313	20,609
Above 360 days	27,093	17,008
	101,056	95,920

Total	859,921	760,237

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	06/30/2017	12/31/2016
Balance at the beginning of the period	(34,182)	(50,389)
Additions	(3,537)	(9,806)
Write-off of unrecoverable amounts	2,002	16,250
Recoveries	71	9,763
Balance at the end of the period	(35,646)	(34,182)

8.  Inventories

	Consolidated
	06/30/2017	12/31/2016
Consumables	29,229	27,281
Parts and maintenance materials	191,348	160,884
Other	553	6,867
Provision for obsolescence	(13,024)	(12,444)
	208,106	182,588

The changes in provision for inventory obsolescence are as follows:

	Consolidated
	06/30/2017	12/31/2016
Balances at the beginning of the period	(12,444)	(12,444)
Additions	(613)	-
Write-offs	33	-
Balances at the end of the period	(13,024)	(12,444)

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

9.  Deferred and recoverable taxes

9.1.    Recoverable taxes

	Parent Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Prepaid and recoverable income and social contribution taxes	27,382	24,377	105,468	51,215
Withholding income tax (IRRF)	1,419	2,198	2,611	9,601
PIS and COFINS	-	-	10,698	16,908
Withholding tax of public institutions	-	-	5,243	8,130
Recoverable value added tax - IVA	-	-	7,201	12,044
Other	-	-	4,154	1,449
Total	28,801	26,575	135,375	99,347

Current	7,233	9,289	57,329	27,287
Noncurrent	21,568	17,286	78,046	72,060

9.2.         Deferred tax assets (liabilities) – Long term

	GLAI		GLA		Smiles		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Income tax losses	9,149	9,149	-	-	-	-	9,149	9,149
Negative basis of social contribution	3,294	3,294	-	-	-	-	3,294	3,294
Temporary differences:
Mileage program	-	-	1	9	-	-	1	9
Allowance for doubtful accounts and other credits	-	-	15,751	13,697	65	126	15,816	13,823
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	951	966	19,754	16,352	74	169	20,779	17,487
Aircraft return	-	-	37,762	32,515	-	-	37,762	32,515
Derivative transactions	-		3,279	1,635	-		3,279	1,635
Tax benefit due to goodwill incorporation (a)	-	-		-	21,882	29,177	21,882	29,177
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(167,415)	(148,581)	-	-	(167,415)	(148,581)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	27,748	30,589	-	-	27,748	30,589
Other (b)	(30)	-	62,547	53,299	45,512	33,193	142,650	117,577
Total deferred income and social contribution taxes - Noncurrent	13,364	13,409	(338,108)	(338,020)	67,533	62,665	(222,590)	(230,861)

(a)     Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)    The R$34,621 portion of taxes on unrealized profits from transactions between GLA and Smiles is recognized directly in Consolidated (R$31,085 as of December 31, 2016).

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company and its directly held subsidiary GLA and indirectly held subsidiary Webjet show income tax losses and negative basis of social contribution on taxable income to be offset against 30% of annual taxable income, with no prescription period, in the following amounts:

	Parent Company (GLAI)		Directly held subsidiary (GLA)		Indirectly held subsidiary (Webjet)
	06/30/2017	12/31/2016	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Income tax losses	168,496	190,125	4,146,260	3,971,845	878,787	867,403
Negative basis of social contribution	168,496	190,125	4,146,260	3,971,845	878,787	867,403

The Company’s Management considers that the deferred assets and liabilities recognized as of June 30, 2017 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$58,240, of which R$57,289 is related to tax losses and negative base for social contribution and R$951 is related to temporary differences, with realization supported by the long-term plan. The Company assessed the projections of results and did not recognize the amount of R$44,846 related to credits on tax losses and negative base for social contribution.

GLA: GLA has tax credits arising from tax losses and negative basis of social contribution in the amount of R$1,409,728. However, in view of recent events on the political scenario in Brazil, instability of the economic environment, constant fluctuations in the U.S. dollar exchange rate and other variables that significantly affect the projections of future results, as well as the history of losses in recent years, GLA did not recognize tax credits arising from tax losses and negative basis of social contribution in their entirety. On March 10, 2017, the Company adhered to the Tax Regularization Program (PRT), which allowed the partial settlement of taxes by means of tax loss carryforwards, as per Note 18. As a result, the Company used tax credits in the amount of R$218,739. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of deferred tax liabilities on temporary differences, and did not recognize the net amount of R$475,475 of deferred income and social contribution taxes on temporary difference.

Smiles: Smiles does not have tax losses and negative calculation base for social contribution. Therefore, the deferred tax credit is composed only by temporary differences which, according to the history and projections of taxable results, have an expectation of realization.

Webjet: the forecast did not present sufficient taxable income to be realized over future periods and, as a result, tax credits of R$298,788 have not been recorded.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The reconciliation of effective income tax rates and social contribution charges for the three- and six-month periods ended June 30, 2017 is as follows:

	Parent Company
	Three-month period ended		Six-month period ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Income (loss) before income and social contribution taxes	(474,370)	252,554	(313,983)	955,280
Combined tax rate	34%	34%	34%	34%
Income and social contribution tax credits at the combined tax rate	161,286	(85,868)	106,754	(324,795)
Adjustments to calculate the effective tax rate:
Equity results	(118,661)	(20,002)	(60,438)	90,403
Tax income (losses) from wholly-owned subsidiaries	(16,898)	31,844	(34,839)	66,600
Nontaxable revenues (nondeductible expenses), net	(51)	63	(110)	(234)
Interest on equity	(2,635)	-	(2,635)	-
Exchange variation on foreign investments	(24,935)	80,206	(8,788)	179,091
Tax benefit on tax losses not constituted	1,714	(6,243)	(132)	(11,065)
Income and social contribution tax expenses	(180)	-	(188)	-

Current income and social contribution taxes	(143)	-	(143)	-
Deferred income and social contribution taxes	(37)	-	(45)	-
	(180)	-	(188)	-

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Income (loss) before income and social contribution taxes	(399,879)	371,676	(246,284)	1,195,066
Combined tax rate	34%	34%	34%	34%
Income and social contribution tax credits at the combined tax rate	135,959	(126,370)	83,737	(406,322)
Adjustments to calculate the effective tax rate:
Equity results	2	196	45	(1,128)
Tax income (losses) from wholly-owned subsidiaries	(17,787)	31,844	(35,728)	66,600
Nontaxable revenues (nondeductible expenses), net	6,617	(5,068)	40,332	32,745
Exchange variation on foreign investments	(21,338)	77,846	(3,106)	178,326
Interest on equity	2,362	-	2,362	-
Tax benefit on tax losses and temporary differences not constituted	(184,886)	(220,216)	(280,813)	(231,106)
Use of tax credits in non-recurring installment payments (*)	54,936	-	218,739	-
Changes in deferred taxes on temporary differences	17,687	179,598	47,074	232,464
Income and social contribution tax expenses	(6,448)	(62,170)	72,642	(128,421)

Current income and social contribution taxes	(69,272)	(61,282)	(154,367)	(124,238)
Deferred income and social contribution taxes	62,824	(888)	227,009	(4,183)
	(6,448)	(62,170)	72,642	(128,421)

(*) This amount was used to reduce 76% of the tax debt, after GLA adhered to the PRT, as per Note 18.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

10.Deposits

	Parent Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Judicial deposits (a)	45,124	38,760	463,692	432,182
Maintenance deposits (b)	-	-	637,556	584,149
Deposits in guarantee for lease agreements (c)	13,784	-	165,539	172,661
	58,908	38,760	1,266,787	1,188,992

(a)    Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the judicial deposits is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources.   As of June 30, 2017, the blocked amounts regarding Varig’s succession lawsuit and third-party lawsuits were R$105,132 and R$74,251, respectively (R$101,352 and R$77,695 as of December 31, 2016, respectively).

(b)   Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with maintenance activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

The Company has two categories of maintenance deposits:

i. Maintenance guarantee: refers to individual deposits refunded at the end of the agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance as of June 30, 2017 was R$352,863 (R$336,318 as of December 31, 2016).

ii. Maintenance reserve: refers to amounts paid monthly based on the use of the parts, which can be used in maintenance events, pursuant to the agreement. As of June 30, 2017, the balance of these reserves was R$284,693 (R$247,831 as of December 31, 2016).

(c)    Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11. Transactions with related parties

11.1.            Loan agreements - noncurrent assets and liabilities

Parent Company

       The Company's asset and liability inter-company accounts with GLA have no sureties or guarantees, as shown in the table below:

	Assets		Liabilities
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
GLAI - GLA	39,752	37,855	51	-
GAC - GLA	38,935	281,630	21,814	21,490
Gol LuxCo - GLA	1,575,820	1,553,865	328	328
	1,654,507	1,873,350	22,193	21,818

Additionally, the Parent company has inter-company accounts involving Gol LuxCo, Finance and GAC, as shown below:

	Assets		Liabilities
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
GAC - GLAI	-	-	125,156	123,298
GAC - Gol Finance	32,240	-	928,780	1,096,749
Gol LuxCo - GAC	442,288	437,559	-	-
Gol LuxCo - GLAI	-	-	23,675	23,675
Gol LuxCo - Gol Finance	853,374	863,596	745,919	734,848
	1,327,902	1,301,155	1,823,530	1,978,570

These transactions are eliminated in the Parent company's accounts since they took place in offshore entities considered extensions of the Company's own operations.

11.2.            Transportation and consulting services

All agreements related to transportation and consulting services were entered into by GLA; the companies with which those agreements were entered into are listed below, together with the object of the agreements and their main contractual conditions:

Breda Transportes e Serviços S.A.: provides airport shuttle services for passengers, luggage and employees. Pursuant to the agreement, prices may be adjusted at 12-month intervals to hold for the same period through an amendment to be signed by the parties, monetarily restated annually based on the IGPM fluctuation (General Market Price Index from Getulio Vargas Foundation). The agreement expires on November 6, 2018.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Expresso União: provides transportation to employees, and the agreement expires on April 2, 2018.

Pax Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

Aller Participações: provides consulting and advisory services, and the agreement has no expiration date.

Limmat Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

As of June 30, 2017, the GLA subsidiary recognized a total expense related to these services in the amount of R$6,325 (R$6,869 as of June 30, 2016). On the same date, the balance payable to the 'related companies - suppliers' line item was R$864 (R$800 as of December 31, 2016), and was mainly related to services provided by Breda Transportes e Serviços S.A.

11.3.            Agreements to open UATP (“Universal Air Transportation Plan") account with credit limit granted

In September 2011, GLA entered into agreements with the related parties Pássaro Azul Taxi Aéreo Ltda., Empresa de Ônibus Pássaro Marrom S/A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos Ltda., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A. and Vaud Participações, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between participating companies.

11.4.            Financing contract for engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Airlines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020. In the six-month period ended June 30, 2017, expenses incurred for engine maintenance services provided by Delta Air Lines amounted to R$145,141 (R$52,796 as of June 30, 2016). As of June 30, 2017, the outstanding balance with Delta Air Lines recorded under “Suppliers” totaled R$244,497 (R$201,170 as of December 31, 2016).

11.5.           Term loan guarantee

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

On August 31, 2015, through its Gol LuxCo subsidiary, the Company issued a term loan in the amount of US$300,000 through Morgan Stanley, with a term of 5 years and effective interest rate of 6.7% p.a. The Company had an additional backstop guarantee from Delta Air Lines.  For further information, see Note 17.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines in the amount of US$50,000, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol LuxCo, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC. Under the terms of this agreement, the Company holds flexible payments maturities regarding engine maintenance services, through a credit limit available. The amounts realted to these maintenance services are registered under “Suppliers” as Note nº11.4.

11.6.            Strategic business partnerships

On February 19, 2014, the Company signed a strategic partnership agreement for long-term business cooperation with Air France-KLM with the purpose of improving sales activities and expanding flight and benefits sharing through mileage programs between companies for the customers in the Brazilian and European markets. The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully paid to the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of June 30, 2017, the Company has deferred revenues in the amount of R$20,768 and R$13,704 recorded under "Other liabilities" in the current and noncurrent liabilities, respectively (R$22,430 and R$26,169 as of December 31, 2016, in the current and noncurrent liabilities, respectively).

On January 1, 2017, the Company entered into an agreement to expand its strategic partnership with Airfrance-KLM in order to include engine maintenance and repair services. As of June 30, 2017, the Company had an outstanding balance with AirFrance-KLM recorded under current liabilities in suppliers in the amount of R$92,766.

11.7.           Remuneration of key management personnel

	Three-month period ended		Six-month period ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Salaries and benefits (*)	15,126	6,303	25,577	13,925
Related taxes and charges	1,729	1,186	2,711	2,120
Share-based payments	1,650	3,604	4,164	7,054
	18,505	11,093	32,452	23,099

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of June 30, 2017 and December 31, 2016, the Company had no post-employment benefit policy, and there were no severance benefits or other long-term benefits for employees. One-off benefits may be granted to key executive officers, limited to a short-term period.

12.Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, mitigate risks for the Company’s value added resulting from the loss of executives and strengthen the productivity and commitment of these executives to long-term results.

GLAI

a)     Stock options plan

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options become vested 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. In all option plans, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Stock options plan
Option year	Date of Board Meeting	Total options granted	Number of options outstanding	Average exercise price (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2008	12/20/2007	190,296	29,066	45.46	29.27	40.95%	0.86%	11.18%	0.3
2009 (a)	02/04/2009	1,142,473	149,000	10.52	8.53	76.91%	-	12.66%	1.5
2010 (b)	02/02/2010	2,774,640	832,836	20.65	16.81	77.95%	2.73%	8.65%	2.5
2011	12/20/2010	2,722,444	739,062	27.83	16.07 (c)	44.55%	0.47%	10.25%	3.4
2012	10/19/2012	778,912	430,272	12.81	5.32 (d)	52.25%	2.26%	9.00%	5.2
2013	05/13/2013	802,296	460,247	12.76	6.54 (e)	46.91%	2.00%	7.50%	5.8
2014	08/12/2014	653,130	432,846	11.31	7.98 (f)	52.66%	3.27%	11.00%	7.1
2015	08/11/2015	1,930,844	1,371,002	9.35	3.37 (g)	55.57%	5.06%	13.25%	8.1
2016	06/30/2016	5,742,732	4,303,539	2.62	1.24 (h)	98.20%	6.59%	14.25%	9.0
		16,737,767	8,747,870	9.26					7.1

a)    In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

b)    In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

c)    The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

d)    The fair value is calculated by the average value from R$6.04 R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

e)    The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and December 31, 2016).

f)     The fair value is calculated by the average value from R$8.20 R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

g)    The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

h)    On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

Changes in stock options in the six-month period ended June 30, 2017 are disclosure below:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2016	8,992,055	9.14
Options exercised	(244,185)	9.36
Options outstanding as of June 30, 2017	8,747,870	9.26

Number of options exercisable as of:
December 31, 2016	6,214,124	13.66
June 30, 2017	7,417,427	12.05

b)    Restricted share plan

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Restricted share plan
Option year	Date of Board Meeting	Total shares granted	Vested shares	Average fair value at grant date (in Reais)
2014	08/13/2014	804,073	-	11.31
2015	04/30/2015	1,207,037	819,034	9.35
2016	06/30/2016	4,007,081	3,194,307	2.62
		6,018,191	4,013,341

Changes in restricted shares in the six-month period ended June 30, 2017:

Total restricted shares
Vested shares as of December 31, 2016	4,609,256
Restricted shares transferred (*)	(595,915)
Vested shares as of June 30, 2017	4,013,341

(*) The restricted shares transferred totaled R$6,370.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Smiles

Stock options plan

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options become vested 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. In all option plans, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Stock options plan
Option year	Date of Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility option price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	6.3
2014	02/04/2014	1,150,000	199,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	6.8
		2,208,043	253,053

(a)   Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)   Average fair value in Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Changes in stock options in the six-month period ended June 30, 2017 are shown below:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2016	483,053	30.21
Options exercised	(230,000)	16.45
Options outstanding as of June 30, 2017	253,053	29.24

In the six-month period ended June 30, 2017, the Company recorded in equity share-based payments in the amount of R$3,762 (R$12,674 as of June 30, 2016) for the above-mentioned plans, with a counter entry in profit or loss under personnel costs.

13.Investments

Investments in the GAC, Gol Finance and Gol LuxCo offshore subsidiaries were essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles and GLA are treated as investments in the GLAI parent company.

The balance of investments in the consolidated figures reflects the 25.4% share of the capital of Netpoints Fidelidade S.A. held by the Smiles subsidiary, together with the investment in SCP Trip held by the GLA subsidiary, both recognized under the equity method.

Investments for the six-month period ended June 30, 2017:

	Parent Company		Consolidated
	GLA	Smiles	Trip	Netpoints
Relevant information of the subsidiaries as of June 30, 2017
Total number of shares	5,085,725,049	123,856,840	-	130,492,408
Capital stock	4,377,670	185,606	1,318	75,351
Interest	100.0%	52.7%	60.0%	25.4%
Total equity	(2,970,818)	524,731	3,619	(16,387)
Unrealized accumulated profits (a)	-	(67,204)	-	-
Goodwill on investments	-	-	-	15,184
Adjusted equity (b)	(2,970,818)	209,515	2,169	15,184
Net income (loss) for the period	(332,940)	302,570	219	(1,577)
Unrealized profits in the period (a)	-	(6,861)	-	-
Adjusted net income for the period	(332,940)	155,180	131	-

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company			Consolidated
	GLA	Smiles	Total	Trip	Netpoints	Total
Balances as of December 31, 2016	(3,074,190)	281,758	(2,792,432)	2,038	15,184	17,222
Equity results	(332,940)	155,180	(177,760)	131	-	131
Unrealized gains (losses) on hedges	24,289	-	24,289	-	-	-
Equity interest dilution effects	-	1,402	1,402	-	-	-
Costs on sale in subsidiary’s interest	-	(4,863)	(4,863)	-	-	-
Capital increase	275,000	-	275,000	-	-	-
Advances for future capital increase	141,000	-	141,000	-	-	-
Dividends and interest on equity	-	(223,962)	(223,962)	-	-	-
Amortization of losses on sale-leaseback transactions (c)	(3,977)	-	(3,977)	-	-	-
Balances as of June 30, 2017	(2,970,818)	209,515	(2,761,303)	2,169	15,184	17,353

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated statements are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

(c)   The subsidiary GAC has a net balance of deferred losses and gains on sale-leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary GLA. Accordingly, the net balance to be deferred is essentially part of the net investment of the Parent Company in GLA.  The net balance to be deferred in the six-month period ended June 30, 2017 was R$5,982 (R$9,959 in the year ended December 31, 2016). For further information, see Note 27.2.

Partial sale of equity interest - Smiles S.A.

On June 26, 2017, the Company sold 1,250,000 shares of Smiles S.A. through a stock auction totaling R$76,313. With this sale, the Company reduced its interest in Smiles from 53.8% to 52.7%, while maintaining its position as controlling shareholder. The gain from this partial sale of investment was recorded under equity as “Gains from the sale of equity interest, net”, net of tax effects. The amounts related to this transaction are as follows:

06/30/2017
Shares sold	1,250,000
Investment per share	61.05

Sale price	76,313
Write-off of investment cost	(4,863)
Income tax on capital gain (*)	(17,004)
Gain from the sale of investment	54,446

(*) Refers to income tax (25%) and social contribution (9%).

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

14.Earnings per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares. As a result, income for the year attributable to controlling shareholders is allocated in proportion to their interest in the total common and preferred shares.

Basic earnings per share are calculated by dividing the period's net income attributable to controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares, namely stock options, as described in Note 12. In the six-month period ended June 30, 2017, only the exercise prices of the stock options plan granted in 2016 were lower than the accumulated market average (in the money); therefore, the plan has a dilutive effect. The other plans have no dilutive effect and were not included in the total number of outstanding shares, as their exercise prices were higher than the accumulated market average (out of money).  However, in the three and six-month periods ended June 30, 2016, there is no dilutive effect due to the loss in the period.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company and Consolidated
	Three-month period ended
	06/30/2017		06/30/2016
	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the period attributable to controlling shareholders	(196,812)	(277,738)	104,981	147,573

Denominator
Weighted average number of outstanding shares (*)	5,035,037	203,010	5,035,037	202,219
Adjusted weighted average number of outstanding shares and diluted conversions summarized (*)	5,035,037	203,010	5,035,037	202,219

Basic earnings (losses) per share	(0.039)	(1.368)	0.021	0.733
Diluted earnings (losses) per share	(0.039)	(1.368)	0.021	0.733

	Parent Company and Consolidated
	Six-month period ended
	06/30/2017		06/30/2016
	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the period attributable to controlling shareholders	(130,395)	(183,776)	397,285	557,995

Denominator
Weighted average number of outstanding shares (*)	5,035,037	202,750	5,035,037	202,052
Adjusted weighted average number of outstanding shares and diluted conversions summarized (*)	5,035,037	202,750	5,035,037	202,052

Basic earnings (losses) per share	(0.026)	(0.906)	0.079	2.761
Diluted earnings (losses) per share	(0.026)	(0.906)	0.079	2.761

(*) The weighted average considers the split of one common share for 35 common shares approved at the Extraordinary Shareholders’ Meeting held on March 23, 2015. The earnings per share presented herein reflects the economic rights of each class of shares.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

15.Property, plant and equipment

Parent Company

As of June 30, 2017 and December 31, 2016, the Company did not have balances of advances for the acquisition of aircraft related to contract renegotiations carried out throughout 2016, due to the change in the aircraft delivery schedule. In addition, the residual value of the ownership rights on the aircraft totaled R$323,013 as of June 30, 2017 and December 31, 2016, both realized by the GAC subsidiary.

Consolidated

	06/30/2017				12/31/2016
	Weighted annual	Cost	Accumulated depreciation	Net amount	Net amount
	depreciation rate
Flight equipment:
Property, plant and equipment under finance lease	5.9%	2,033,800	(654,935)	1,378,865	1,411,932
Sets of replacement parts and spare engines	5.6%	1,247,881	(453,816)	794,065	804,974
Aircraft reconfigurations/overhauling	27.8%	1,524,235	(810,958)	713,277	615,812
Aircraft and safety equipment	20.0%	842	(411)	431	467
Tools	10.0%	31,993	(16,695)	15,298	14,617
		4,838,751	(1,936,815)	2,901,936	2,847,802

Impairment losses (*)	-	(26,076)	-	(26,076)	(30,726)
		4,812,675	(1,936,815)	2,875,860	2,817,076

Property, plant and equipment in use:
Vehicles	20.0%	10,630	(8,861)	1,769	1,660
Machinery and equipment	10.0%	55,866	(35,640)	20,226	22,343
Furniture and fixtures	10.0%	25,560	(15,699)	9,861	10,061
Computers and peripherals	20.0%	36,776	(29,595)	7,181	7,401
Communication equipment	10.0%	2,618	(1,823)	795	823
Facilities	10.0%	1,523	(1,207)	316	332
Maintenance center - Confins	10.0%	107,127	(74,620)	32,507	38,096
Leasehold improvements	18.1%	24,424	(18,040)	6,384	8,248
Construction in progress	-	37,015	-	37,015	31,571
		301,539	(185,485)	116,054	120,535
		5,114,214	(2,122,300)	2,991,914	2,937,611

Advances for property, plant and equipment acquisition	-	89,723	-	89,723	87,399

		5,203,937	(2,122,300)	3,081,637	3,025,010

(*) Refers to provisions for impairment losses for rotables, classified under “Sets of replacement parts and spare engines”, made by the Company in order to present its assets according to their actual capacity for generating economic benefits.

Changes in property, plant and equipment balances are as follows:

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
As of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614
Additions	-	425,218	71,503	27,400	524,121
Write-offs	(597,136)	(122,487)	(607,947)	(9,911)	(1,337,481)
Depreciation	(72,905)	(317,183)	-	(28,156)	(418,244)
As of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	280,082	117,672	9,324	407,078
Write-offs	(5,638)	(21,468)	(115,348)	(1,662)	(144,116)
Depreciation	(27,429)	(166,763)	-	(12,143)	(206,335)
As of June 30, 2017	1,378,865	1,496,995	89,723	116,054	3,081,637

16.Intangible assets

	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2015	542,302	1,038,900	133,403	1,714,605
Additions	-	-	55,316	55,316
Transfers	-	-	(781)	(781)
Amortization	-	-	(29,424)	(29,424)
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	21,338	21,338
Write-offs	-	-	(9,647)	(9,647)
Amortization	-	-	(18,179)	(18,179)
Balances as of June 30, 2017	542,302	1,038,900	152,026	1,733,228

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17.Loans and financing

	Maturity of the contract	Interest rate	Parent Company		Consolidated
			06/30/2017	12/31/2016	06/30/2017	12/31/2016
Current
In local currency:
Safra - Forfaiting	Aug 2017	1.58% p.m.	-	-	65,497	-
Safra (a)	May 2018	128% of DI	-	-	-	9,690
Interest	-	-	-	-	40,279	45,026
In foreign currency (US$):
J.P. Morgan (b)	Oct 2018	1.23% p.a.	-	-	48,989	42,275
Finimp (c)	Jun 2018	5.81% p.a.	-	-	210,066	174,428
Engine Facility (Cacib) (d)	Jun 2021	Libor 3m+2.25% p.a.	-	-	17,146	16,889
Senior Bonds I (e)	Apr 2017	7.60% p.a.	-	182,418	-	182,418
Interest	-	-	81,388	94,801	84,807	97,670
			81,388	277,219	466,784	568,396
Finance leases	Jun 2025	4.07% p.a.	-	-	261,267	266,894
Total current			81,388	277,219	728,051	835,290

Noncurrent
In local currency:
Safra (a)	May 2018	128% of DI	-	-	-	4,871
Debentures VI (f)	Sep 2019	132% of DI	-	-	1,008,834	1,005,242
In foreign currency (US$):
J.P. Morgan (b)	Oct 2018	1.23% p.a.	-	-	8,347	11,142
Engine Facility (Cacib) (d)	Jun 2021	Libor 3m+2.25% p.a.	-	-	150,718	156,917
Senior Bonds II (g)	Jul 2020	9.64% p.a.	383,860	368,000	383,860	368,000
Senior Bonds III (h)	Feb 2023	9.24% p.a.	69,079	68,053	69,079	68,053
Senior Bonds IV (i)	Jan 2022	11.30% p.a.	904,392	889,595	904,392	889,595
Senior Bonds V (j)	Dec 2018	9.71% p.a.	45,122	43,010	45,122	43,010
Senior Bonds VI (k)	Jul 2021	9.87% p.a.	124,949	120,631	124,949	120,631
Senior Bonds VII (l)	Dec 2028	9.84% p.a.	54,184	52,721	54,184	52,721
Perpetual Bonds (m)	-	8.75% p.a.	509,133	498,291	438,227	428,436
Term Loan (n)	Aug 2020	6.70% p.a.	963,497	944,194	963,497	944,194
			3,054,216	2,984,495	4,151,209	4,092,812
Finance leases	Jun 2025	4.07% p.a.	-	-	1,337,726	1,451,118
Total noncurrent			3,054,216	2,984,495	5,488,935	5,543,930
Total			3,135,604	3,261,714	6,216,986	6,379,220

(a)   Credit line obtained by the Webjet subsidiary fully paid as Note 17.3.

(b)   Issuance of 2 series of Guaranteed Notes to finance engine maintenance, as per Note 11.4.

(c)   Credit line with Banco do Brasil and Safra used to finance imports of spare parts and aircraft equipment.

(d)   Credit line raised on September 30, 2014 with Credit Agricole.

(e)   Issuance of Senior Bonds series I by Gol Finance on March 22, 2007, which was used to prepay aircraft purchases. The total amount was paid on its maturity in April, 2017.

(f)    105,000 debentures issued by the GLA subsidiary on September 30, 2015 for early lump-sum repayment of Debentures IV and V.

(g)   Issuance of Senior Bonds series II by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(h)   Issuance of Senior Bonds series III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of bonds was transferred to Gol LuxCo along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(i)    Issuance of Senior Bonds series IV by Gol LuxCo on September 24, 2014 in order to finance partial buyback of Senior Bonds I, II and III.

(j)    Issuance of Senior Bonds series V by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(k)   Issuance of Senior Bonds series VI by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(l)    Issuance of Senior Bonds series VII by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(m)  Issuance of Perpetual Bonds by Gol Finance on April 5, 2006 to repay bank loans and purchase aircraft.

(n)   Term Loan issued by Gol LuxCo on August 31, 2016 for aircraft purchases and bank loan repayment, with backstop guarantee from Delta Airlines. For further information, see Note 11.5.

Total loans and financing includes funding costs of R$84,550 (R$97,433 as of December 31, 2016) which will be repaid over the term of the related loans and financing.

As of June 30, 2017, the maturities of loans and financing, except long-term financial lease agreements, were as follows:

	Parent Company
	2018	2019	2020	2021	2021 onwards	Without maturity date	Total
In foreign currency (US$):
Senior Bonds II	-	-	383,860	-	-	-	383,860
Senior Bonds III	-	-	-	-	69,079	-	69,079
Senior Bonds IV	-	-	-	-	904,392	-	904,392
Senior Bonds V	45,122	-	-	-	-	-	45,122
Senior Bonds VI	-	-	-	124,949	-	-	124,949
Senior Bonds VII	-	-	-	-	54,184	-	54,184
Perpetual Bonds	-	-	-	-	-	509,133	509,133
Term Loan	-	-	963,497	-	-	-	963,497
Total	45,122	-	1,347,357	124,949	1,027,655	509,133	3,054,216

	Consolidated
	2018	2019	2020	2021	2021 onwards	Without maturity date	Total
In local currency:
Debentures VI	400,000	608,834	-	-	-	-	1,008,834
In foreign currency (US$):
J.P. Morgan	8,347	-	-	-	-	-	8,347
Engine Facility (Cacib)	8,667	17,335	17,335	107,381	-	-	150,718
Senior Bonds II	-	-	383,860	-	-	-	383,860
Senior Bonds III	-	-	-	-	69,079	-	69,079
Senior Bonds IV	-	-	-	-	904,392	-	904,392
Senior Bonds V	45,122	-	-	-	-	-	45,122
Senior Bonds VI	-	-	-	124,949	-	-	124,949
Senior Bonds VII	-	-	-	-	54,184	-	54,184
Perpetual Bonds	-	-	-	-	-	438,227	438,227
Term Loan	-	-	963,497	-	-	-	963,497
Total	462,136	626,169	1,364,692	232,330	1,027,655	438,227	4,151,209

The fair value of loans as of June 30, 2017 is as follows:

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	Book value	Market value	Book value	Market value
Senior and Perpetual Bonds (*)	2,077,990	1,863,159	2,007,084	1,863,159
Debentures (**)	-	-	999,879	1,142,258
Term Loan (**)	963,889	986,701	963,889	986,701
Other loans	93,725	81,388	647,141	625,849
Total	3,135,604	2,931,248	4,617,993	4,617,967

(*) Fair value obtained through current market quotations.

(**)Fair value obtained through internal method valuation.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17.1.            Covenants

As of June 30, 2017, long-term financing (excluding perpetual bonds and finance leases) in the total amount of R$3,712,982 (R$3,664,376 as of December 31, 2016) involved restrictive covenants, including but not limited to those that require the Company to maintain the liquidity requirements and the coverage of expenses with interest.

The Company has restrictive covenants on the Term Loan with Morgan Stanley and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. On June 30, 2017, the Company did not have collateralized deposits pegged to the contractual limits of the Term Loan. The Debentures’ indicators are measured every six months. On June 30, 2017, Debentures VI were subject to the following covenants: (i) net debt/EBITDAR below 6.49 and (ii) debt coverage ratio (ICSD) of at least 1.17. According to the most recent measurements on June 30, 2017, the ratios obtained were: (i) net debt/EBITDA of 5.62; and (ii) debt coverage ratio (ICSD) of 1.28. Accordingly, as of June 30, 2017, the Company was in compliance with the Debenture covenants.

17.2.            New loans and financing during the six-month period ended June 30, 2017

Import financing (Finimp): through its GLA subsidiary, the Company obtained new funding in the period and renegotiated contracts of this type. Promissory notes were issued as collateral for these transactions, which are part of a credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipment. Please see the table below for more information:

Date of	Financial institution	Amount funded		Interest	Date of
funding		(US$)	(R$)	rate (p.a.)	maturity
01/13/2017	Banco do Brasil	5,245	16,619	6.13%	01/05/2018
02/01/2017	Banco do Brasil	8,595	27,233	6.15%	01/28/2018
02/10/2017	Banco do Brasil	4,815	15,256	6.14%	02/05/2018
04/20/2017	Banco do Brasil	4,274	14,139	6.20%	04/16/2018
05/31/2017	Banco Safra	5,407	17,889	4.85%	05/29/2018
06/26/2017	Banco do Brasil	9,638	31,885	5.95%	06/21/2018
06/26/2017	Banco Safra	4,571	15,121	5.17%	06/21/2018
06/30/2017	Banco do Brasil	10,436	34,526	5.85%	06/28/2018
06/30/2017	Banco do Brasil	7,823	25,879	5.85%	06/28/2018

Engine maintenance financing (J.P. Morgan): On January 11, 2017, the GLA subsidiary contracted a credit line for engine maintenance services with Delta Airlines, which is drawn on by issuing Guaranteed Notes, in the amount of R$33,129 (US$10,456 on the borrowing date) with quarterly amortization and interest payments, and issue cost of R$1,802 (US$560 on the borrowing date) and a financial guarantee from Ex-Im Bank.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

On April 13, 2017, the Company entered into an agreement to carry out a specific type of forfaiting operation with Banco Safra, under which obligations to suppliers are settled on the original payment date by the financial institution, which, in turn, becomes a creditor of the Company, with a new payment term and contractual interest rates. As the financial institutions extend the payment term, the operation is characterized as a loan. As of June 30, 2017, the amount payable to Banco Safra came to R$69,901.

Other loans and financing have not been affected by contractual alterations during the six-month period ended June 30, 2017.

17.3.           Early settlement of loans and financing during the six-month period ended June 30, 2017

In the period ended June 30, 2017, the subsidiary Webjet fully settled its debt with Banco Safra, and the portion of the debt recorded as noncurrent was settled in advance. As a result, the remaining funding costs of R$438 and the fine for the early settlement of the loan in the amount of R$137 were fully recorded in the financial result.

17.4.            Finance leases

The future payments of finance agreements indexed to U.S. dollar are detailed as follows:

	Consolidated
	06/30/2017	12/31/2016
2017	166,836	350,883
2018	333,599	328,931
2019	319,513	307,027
2020	267,343	267,885
2021	224,604	227,204
2022 onwards	428,184	407,729
Total minimum lease repayments	1,740,079	1,889,659
Less total interest	(141,086)	(171,647)
Present value of minimum lease payments	1,598,993	1,718,012
Less current portion	(261,267)	(266,894)
Noncurrent portion	1,337,726	1,451,118

The discount rate used to calculate present value of the minimum lease payments was 4.07% as of June 30, 2017 (4.52% as of December 31, 2016). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of June 30, 2017, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$237,180 (R$217,065 as of December 31, 2016) and they have been added to the 'loans and financing’ line item in Noncurrent liabilities.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18. Taxes payable

	Parent Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
PIS and COFINS	135	33	39,057	89,332
ICMS installments	-	-	3,931	4,852
Installment payments - PRT	-	-	58,695	-
Withholding income tax on salaries	-	-	9,894	29,519
ICMS	-	-	43,912	43,226
Tax on import	-	-	3,454	3,454
IRPJ and CSLL payable	17,147	-	39,984	12,489
Other	237	86	5,647	6,105
	17,519	119	204,574	188,977

Current	17,519	119	134,514	146,174
Noncurrent	-	-	70,060	42,803

Adherence to the Tax Regularization Program (PRT)

On March 10, 2017, the subsidiary GLA adhered to the Tax Regularization Program (PRT), pursuant to MP 766 of January 4, 2017, including tax debts owed to the Brazilian Federal Internal Revenue Service, which matured on November 30, 2016.

GLA chose to pay 76% of its debt by means of tax loss carryforwards and the remaining 24% in 24 monthly installments adjusted based on the SELIC rate as of the month it adhered to the program.

The breakdown of the updated debt is as follows:

06/30/2017
IPI on customs import (a)	92,153
PIS and COFINS (a)	98,491
PIS and COFINS on financial income (c)	69,262
Income and social contribution taxes (a)	23,372
Other (a)	4,536
Total debt	287,814
Use of tax loss carryforwards (b)	218,739
Amount paid in installments	69,075

(a) Recorded under “Administrative expenses” in “Others, net”, as per Note 24.2.

(b) See Note 9.2.

(c) Debt included in May, 2017, after the PRT adoption.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

19.Advance ticket sales

As of June 30, 2017, the balance of Advance ticket sales classified in current liabilities was R$1,274,236 (R$1,185,945 as of December 31, 2016) and is represented by 5,164,541 tickets sold and not yet used (4,447,824 as of December 31, 2016) with an average use of 63 days (46 days as of December 31, 2016).

20.Mileage program

As of June 30, 2017, the balance of Smiles loyalty program deferred revenue was R$764,882 (R$781,707 as of December 31, 2016) and R$175,776 (R$219,325 as of December 31, 2016) classified in current and noncurrent liabilities, respectively.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

21.Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engines return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2016	742	583,941	205,532	790,215
Additional provisions recognized (*)	-	24,422	73,178	97,600
Utilized provisions	-	(63,413)	(80,874)	(144,287)
Exchange variation	-	2,995	-	2,995
Balances as of June 30, 2017	742	547,945	197,836	746,523

As of December 31, 2016
Current	742	65,760	-	66,502
Noncurrent	-	518,181	205,532	723,713
	742	583,941	205,532	790,215

As of June 30, 2017
Current	742	5,911	-	6,653
Noncurrent	-	542,034	197,836	739,870
	742	547,945	197,836	746,523

(*) The additions of provisions for aircraft and engine return also include present value adjustment effects.

(a)     Provision for aircraft and engines return

Provision for returns considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease contracts. The corresponding debit entry is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling).

(b)   Provision for legal proceedings

As of June 30, 2017, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from claims for recognition of the succession of former Varig S.A. obligations).

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, risk premium and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	06/30/2017	12/31/2016
Civil	66,977	73,356
Labor	130,279	132,163
Tax	580	13
	197,836	205,532

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by Management and its legal counsel as possible risk of loss, in the estimated amount of R$41,837 for civil claims and R$96,791 for labor claims as of June 30, 2017 (R$31,598 and R$79,532 as of December 31, 2016, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s Management and its legal counsels as being relevant and with possible risk of loss as of June 30, 2017:

•  GLA is discussing the non-incidence of the 1% additional COFINS rate on the imports of aircraft and parts, in the amount of R$43,423 (R$39,428 as of December 31, 2016). Our legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular air transportation companies.

•   Tax on Services (ISS), the amount of R$20,374 (R$19,443 as of December 31, 2016) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative and involving discussions of factual and evidential materials on which there is no final positioning of the Superior Courts.

•   Customs Penalty in the amount of R$56,312 (R$45,689 as of December 31, 2016) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   BSSF goodwill (BSSF Air Holdings), in the amount of R$101,469 (R$47,572 as of December 31, 2016) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   GLA’s goodwill in the amount of R$77,099 (R$72,687 as of December 31, 2016) resulted from an assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated    by interest attributable to shareholders’ equity in the amount of R$61,081 related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by GLA on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$31,337 as disclosed in Note 6.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•  Tax on Industrialized Products (“IPI”): from tax-deficiency notices supposedly levied on the importation of aircraft in the amount of R$115,136 as of December 31, 2016. On March 10, 2017, even though the lawsuit was not yet resolved in the administrative level, the Company included said debt in the Tax Regularization Program (PRT), as per Note 18, given that decisions in similar proceedings have not been favorable.

There are other lawsuits considered by the Company’s Management and its legal counsels as possible risk, in the estimated amount of R$57,746 (R$39,113 as of December 31, 2016) which added to the lawsuits mentioned above, totaled R$417,504 as of June 30, 2017 (R$436,861 as of December 31, 2016).

22.Equity

22.1.            Capital stock

As of June 30, 2017, the Company’s capital stock was R$3,080,110, represented by 5,238,421,108 shares, comprised by 5,035,037,140 common shares and 203,383,968 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	06/30/2017			12/31/2016
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	33.84%	61.23%	100.00%	33.88%	61.28%
Delta Airlines, Inc.	-	16.17%	9.48%	-	16.19%	9.48%
Treasury shares	-	0.15%	0.09%	-	0.44%	0.26%
Other	-	1.20%	0.70%	-	1.11%	0.65%
Free float	-	48.64%	28.50%	-	48.38%	28.34%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of June 30, 2017 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

On May 29, 2017, the Company increased its capital stock by R$1,137 due to the subscription of 244,185 preferred shares as a result of the exercise of stock options, recorded under “Shares to be issued”. This increase was approved by the meeting of the Company’s Board of Directors held on August 8, 2017, totaling 203,628,153 preferred shares.

22.2.           Dividends

The Company’s By-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of period adjusted net income after allocation to reserves in accordance with Brazilian Corporation Law (6404/76).

22.3.            Treasury shares

During the six-month period ended June 30, 2017, the Company transferred 595,915 restricted shares to its beneficiaries (535,398 restricted shares in the six-month period ended June 30, 2016).

As of June 30, 2017, the Company had 297,878 treasury shares, totaling R$4,456, with a market value of R$2,249 (893,793 treasury shares, totaling R$13,371 in treasury shares, with a market value of R$4,129 as of December 31, 2016).

23.     Revenue

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Passenger transportation	1,946,325	1,934,316	4,313,996	4,362,484
Cargo	85,345	78,840	164,312	153,430
Mileage revenue	202,772	139,486	405,225	283,280
Other revenue (*)	157,061	85,786	328,898	323,538
Gross revenue	2,391,503	2,238,428	5,212,431	5,122,732

Related tax	(157,505)	(149,615)	(332,594)	(320,850)
Net revenue	2,233,998	2,088,813	4,879,837	4,801,882

(*) Of the total amount, R$106,779 and R$216,883 in the three- and six-month periods ended June 30, 2017, respectively (R$114,385 and R$179,185 in the three- and six-month periods ended June 30, 2016, respectively), consist of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Revenues by geographical location is as follows:

	Consolidated
	Three-month period ended				Six-month period ended
	06/30/2017%		06/30/2016%		06/30/2017%		06/30/2016%
Domestic	1,917,779	85.8	1,797,467	86.1	4,111,417	84.3	4,006,432	83.4
International	316,219	14.2	291,346	13.9	768,420	15.7	795,450	16.6
Net revenue	2,233,998	100.0	2,088,813	100.0	4,879,837	100.0	4,801,882	100.0

a

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

24.     Costs of services provided, selling and administrative expenses

24.1.           Parent Company

	Three-month period ended				Six-month period ended
	06/30/2017		06/30/2016		06/30/2017		06/30/2016
	Total	%	Total	%	Total	%	Total	%
Personnel (a)	(2,700)	28.3	(443)	(8.7)	(3,159)	21.5	(1,305)	(0.6)
Services provided	(4,126)	43.2	(5,460)	(107.5)	(6,145)	41.8	(5,829)	(2.7)
Sale-leaseback transactions (b)	(1,988)	20.8	623	12.3	(3,977)	27.0	213,205	98.7
Other operating expenses	(734)	7.7	10,357	203.9	(1,428)	9.7	9,920	4.6
	(9,548)	100.0	5,077	100.00	(14,709)	100.0	215,991	100.0

24.2.           Consolidated

	Three-month period ended 06/30/2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(300,822)	(12,777)	(68,093)	-	(381,692)	17.3
Fuels and lubricants	(629,729)	-	-	-	(629,729)	28.5
Aircraft leases	(241,937)	-	-	-	(241,937)	10.9
Maintenance and repair materials	(132,150)	-	-	-	(132,150)	6.0
Passenger costs	(98,382)	-	-	-	(98,382)	4.5
Services provided	(90,499)	(57,357)	(61,460)	-	(209,316)	9.5
Sales and marketing	-	(124,405)	-	-	(124,405)	5.6
Landing and takeoff tariffs	(144,714)	-	-	-	(144,714)	6.5
Depreciation and amortization	(115,851)	-	(3,105)	-	(118,956)	5.4
Sale-leaseback transactions (b)	-	-	-	(1,988)	(1,988)	0.1
Other, net (c)	(58,528)	(9,281)	(57,525)	-	(125,334)	5.7
	(1,812,612)	(203,820)	(190,183)	(1,988)	(2,208,603)	100.0

	Three-month period ended 06/30/2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(291,595)	(10,266)	(79,897)	-	(381,758)	16.9
Fuels and lubricants	(591,674)	-	-	-	(591,674)	26.2
Aircraft leases	(286,522)	-	-	-	(286,522)	12.7
Maintenance and repair materials	(157,326)	-	-	-	(157,326)	7.0
Passenger costs	(115,884)	-	-	-	(115,884)	5.1
Services provided	(57,717)	(67,909)	(76,660)	-	(202,286)	8.9
Sales and marketing	-	(132,166)	-	-	(132,166)	5.8
Landing and takeoff tariffs	(157,227)	-	-	-	(157,227)	7.0
Depreciation and amortization	(110,209)	-	-	-	(110,209)	4.9
Sale-leaseback transactions (b)	-	-	-	702	702	(0.0)
Other, net (c)	(71,711)	(14,735)	(14,012)	(25,994)	(126,452)	5.5
	(1,839,865)	(225,076)	(170,569)	(25,292)	(2,260,802)	100

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Six-month period ended 06/30/2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(615,264)	(24,333)	(156,076)	-	(795,673)	17.3
Fuels and lubricants	(1,365,540)	-	-	-	(1,365,540)	29.7
Aircraft leases	(483,446)	-	-	-	(483,446)	10.5
Maintenance and repair materials	(220,397)	-	-	-	(220,397)	4.8
Passenger costs	(215,648)	-	-	-	(215,648)	4.7
Services provided	(168,186)	(104,595)	(130,446)	-	(403,227)	8.8
Sales and marketing	-	(241,963)	-	-	(241,963)	5.3
Landing and takeoff tariffs	(319,505)	-	-	-	(319,505)	6.9
Depreciation and amortization	(219,031)	-	(6,533)	-	(225,564)	4.9
Sale-leaseback transactions (b)	-	-	-	(3,977)	(3,977)	0.1
Other, net (c)	(171,433)	(18,654)	(136,345)	-	(326,432)	7.0
	(3,778,450)	(389,545)	(429,400)	(3,977)	(4,601,372)	100.0

	Six-month period ended 06/30/2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Personnel (a)	(616,071)	(20,667)	(159,900)	-	(796,638)	17.6
Fuels and lubricants	(1,348,561)	-	-	-	(1,348,561)	29.8
Aircraft leases	(610,390)	-	-	-	(610,390)	13.5
Maintenance and repair materials	(285,401)	-	-	-	(285,401)	6.3
Passenger costs	(238,079)	-	-	-	(238,079)	5.3
Services provided	(117,645)	(130,981)	(135,979)	-	(384,605)	8.5
Sales and marketing	-	(250,750)	-	-	(250,750)	5.5
Landing and takeoff tariffs	(346,781)	-	-	-	(346,781)	7.7
Depreciation and amortization	(224,892)	-	(22)	-	(224,914)	5.0
Sale-leaseback transactions (b)	-	-	-	213,284	213,284	(4.8)
Other, net (c)	(150,723)	(20,180)	(63,067)	(25,992)	(259,962)	5.6
	(3,938,543)	(422,578)	(358,968)	187,292	(4,532,797)	100

(a)         The Company recognizes expenses for the Audit Committee and the Board of Directors in the "Personnel" line item.

(b)         In the period ended June 30, 2017, the amount of R$3,977 is related to deferred net losses from sale-leaseback aircraft traded between 2006 and 2009 (net gain of R$213,284 arising from 7 aircraft transactions, 6 of which renegotiated, in the period ended June 30, 2016).

(c)         Comprising tax debts included in the PRT, as per Note 18, classified as “Administrative expenses”.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

25.Financial income (expenses)

	Parent Company
	Three-month period ended		Six-month period ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Financial income
Income from short-term investments and investment funds	927	1,298	2,043	2,901
Monetary variation	577	499	1,326	1,030
(-) Taxes on financial income (*)	(315)	(334)	(523)	(653)
Interest on loan agreement	18,389	21,074	37,008	42,149
	19,578	22,537	39,854	45,427
Financial expenses
Losses from derivatives	(581)	-	(581)	-
Interest on loans and financing	(62,942)	(80,296)	(125,034)	(169,822)
Bank charges and expenses	(2,688)	(19,902)	(5,845)	(23,004)
Other	(3,170)	(1,723)	(5,902)	(3,617)
	(69,381)	(101,921)	(137,362)	(196,443)

Exchange variation, net	(66,016)	385,691	(24,006)	624,413

Total	(115,819)	306,307	(121,514)	473,397

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Financial income
Income from derivatives	5	28,589	1,346	45,552
Income from short-term investments and investment funds	19,728	34,115	48,898	87,937
Monetary variation	4,643	2,951	8,026	6,056
Interest income	713	2,602	15,958	2,602
(-) Taxes on financial income (*)	(4,929)	(4,695)	(10,664)	(10,690)
Other	1,658	53,103	3,972	56,976
	21,818	116,665	67,536	188,433
Financial expenses
Losses from derivatives	(12,333)	(45,140)	(25,338)	(108,713)
Interest on loans and financing	(165,388)	(178,739)	(405,580)	(416,619)
Bank charges and expenses	(7,824)	(54,772)	(16,469)	(63,641)
Monetary variation	(858)	(1,408)	(1,738)	(2,323)
Other	(31,188)	(73,332)	(54,938)	(101,130)
	(217,591)	(353,391)	(504,063)	(692,426)

Exchange variation, net	(229,506)	779,815	(88,353)	1,433,292

Total	(425,279)	543,089	(524,880)	929,299

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.Segments

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to consolidated quarterly information. Additionally, the Company has distinct natures between the two reportable segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles, and the non-controlling interests of Smiles were 47.3% as of June 30, 2017 and 46.2% as of December 31, 2016.

The information below presents the summarized financial position related to reportable segments for the periods ended June 30, 2017 and December 31, 2016:

26.1.           Assets and liabilities of the operating segments

06/30/2017
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Assets
Current	1,544,280	978,471	2,522,751	(579,834)	1,942,917
Noncurrent	6,592,359	796,455	7,388,814	(864,951)	6,523,863
Total assets	8,136,639	1,774,926	9,911,565	(1,444,785)	8,466,780

Liabilities
Current	4,442,802	1,071,186	5,513,988	(482,624)	5,031,364
Noncurrent	7,570,486	179,009	7,749,495	(685,443)	7,064,052
Total equity (deficit)	(3,876,649)	524,731	(3,351,918)	(276,718)	(3,628,636)
Total liabilities and equity (deficit)	8,136,639	1,774,926	9,911,565	(1,444,785)	8,466,780

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	12/31/2016
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Assets
Current	1,426,750	1,413,422	2,840,172	(759,458)	2,080,714
Noncurrent	6,474,404	513,456	6,987,860	(664,219)	6,323,641
Total assets	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Liabilities
Current	4,767,322	1,061,806	5,829,128	(980,386)	4,848,742
Noncurrent	6,782,835	229,725	7,012,560	(100,196)	6,912,364
Total equity (deficit)	(3,649,003)	635,347	(3,013,656)	(343,095)	(3,356,751)
Total liabilities and equity (deficit)	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.2.           Revenues and results of the operating segments

	06/30/2017
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	3,986,423	-	3,986,423	196,556	4,182,979
Cargo and other (a)	366,691	-	366,691	(112,797)	253,894
Miles revenue (a)	-	885,021	885,021	(442,057)	442,964
Cost of services provided (b)	(3,650,776)	(458,234)	(4,109,010)	330,560	(3,778,450)
Gross profit	702,338	426,787	1,129,125	(27,738)	1,101,387

Operating income (expenses)
Selling expenses	(367,484)	(43,488)	(410,972)	21,427	(389,545)
Administrative expenses (c)	(390,001)	(35,314)	(425,315)	(4,085)	(429,400)
Other operating income (expenses), net	(3,977)	-	(3,977)	-	(3,977)
	(761,462)	(78,802)	(840,264)	17,342	(822,922)

Equity results	155,311	-	155,311	(155,180)	131

Financial result
Financial income	47,620	107,468	155,088	(87,552)	67,536
Financial expenses	(591,355)	(260)	(591,615)	87,552	(504,063)
Exchange variation, net	(84,522)	(3,831)	(88,353)	-	(88,353)
	(628,257)	103,377	(524,880)	-	(524,880)

Income before income and social contribution taxes	(532,070)	451,362	(80,708)	(165,576)	(246,284)

Income and social contribution taxes	217,899	(148,792)	69,107	3,535	72,642
Net income for the period	(314,171)	302,570	(11,601)	(162,041)	(173,642)

Income (loss) attributable to controlling shareholders	(314,171)	162,041	(152,130)	(162,041)	(314,171)
Income (loss) attributable to Smiles’ non-controlling interests	-	140,529	140,529	-	140,529

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	06/30/2016
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	4,084,806	-	4,084,806	144,998	4,229,804
Cargo and other (a)	366,182	-	366,182	(16,689)	349,493
Miles revenue (a)		700,431	700,431	(477,846)	222,585
Cost of services provided (b)	(3,867,953)	(373,158)	(4,241,111)	302,568	(3,938,543)
Gross profit	583,035	327,273	910,308	(46,969)	863,339

Operating expenses
Selling expenses	(427,886)	(44,345)	(472,231)	49,653	(422,578)
Administrative expenses (c)	(334,666)	(26,955)	(361,621)	2,653	(358,968)
Other operating income, net	186,582	-	186,582	710	187,292
	(575,970)	(71,300)	(647,270)	53,016	(594,254)

Equity results	126,547	(3,541)	123,006	(126,324)	(3,318)

Financial result
Financial income	92,059	103,188	195,247	(6,814)	188,433
Financial expenses	(699,128)	(110)	(699,238)	6,812	(692,426)
Exchange variation, net	1,256,916	11,939	1,268,855	164,437	1,433,292
	649,847	115,017	764,864	164,435	929,299

Income before income and social contribution taxes	783,459	367,449	1,150,908	44,158	1,195,066

Income and social contribution taxes	(5,099)	(125,511)	(130,610)	2,189	(128,421)
Net income for the period	778,360	241,938	1,020,298	46,347	1,066,645

Income (loss) attributable to controlling shareholders	778,360	130,573	908,933	46,347	955,280
Income (loss) attributable to Smiles’ non-controlling interests	-	111,365	111,365	-	111,365

(a)   Eliminations are related to transactions between GLA and Smiles.

(b)  Includes depreciation and amortization expenses in the amount of R$219,031 in the six-month period ended June 30, 2017, allocated to the following segments: R$212,573 for flight transportation and R$6,458 for the Smiles loyalty program (R$222,180 and R$2,712 in the period ended June 30, 2016, respectively).

(c)   Includes depreciation and amortization expenses in the amount of R$6,533 in the six-month period ended June 30, 2017, allocated to the following segments: R$6,303 for flight transportation and R$230 for the Smiles loyalty program (R$22 for flight transportation in the period ended June 30, 2016) .

In the individual quarterly forms of the subsidiary Smiles, which corresponds to the Loyalty Program segment, and in information provided to the main operational decision makers, revenue is recognized when miles are redeemed by participants. From the perspective of this segment, this measurement is appropriate since this is when the revenue recognition cycle is complete, and Smiles transfers to GLA the obligation to provide services or deliver products to its customers.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for equity method of accounting and consolidation purposes, the Company performs, in addition to eliminations, an adjustment to transactions as yet unrealized in the Smiles Program’s revenues. In this case, from the consolidated perspective, the miles used to redeem airline tickets are only recognized as revenues when passengers are transported, in accordance with accounting practices adopted by the Company.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.Commitments

As of June 30, 2017, the Company had 120 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimated contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, is R$46,937,228 (corresponding to US$14,188,147 on the reporting date), classified by year as shown below:

	Consolidated
	06/30/2017	12/31/2016
2018	-	1,787,388
2019	2,961,792	2,917,833
2020	4,538,533	4,471,172
2021	6,198,634	6,106,634
2022 onwards	33,238,269	32,749,402
	46,937,228	48,032,429

As of June 30, 2017, of the above-mentioned commitments, the Company has to pay the amount of R$6,727,908 (corresponding to US$2,033,706 on the reporting date) in advance payments for aircraft acquisition, by year, as shown below:

	Consolidated
	06/30/2017	12/31/2016
2017	73,433	286,829
2018	487,598	483,518
2019	792,471	658,930
2020	848,055	835,468
2021	852,509	839,856
2022 onwards	3,673,842	3,619,940
	6,727,908	6,724,541

The portion financed by long-term loans with U.S. Ex-Im Bank guarantees for aircraft corresponds to approximately 85% of the aircraft total cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company is making payments for aircraft acquisitions using its own funds, loans, cash provided by operating activities, short-and medium-term credit facilities and supplier financing.

The Company leases its entire fleet of aircraft through a combination of operating and finance lease agreements. As of June 30, 2017, the total fleet consisted of 120 aircraft, 89 of which were operating leases and 31 finance leases with purchase options. During the six-month period ended June 30, 2017, the Company returned 10 aircraft under operating lease contracts. In addition, the Company changed the classification of three finance lease agreements, which are now classified as operating leases due to the new characteristics arising from the renewal of these contracts.

On February 14, 2017, the Company carried out a sale-leaseback transaction for five aircraft with AWAS. The aircraft should be delivered between June and November 2018 and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Under this agreement, AWAS undertakes to carry out all necessary disbursements to pay for advances based on the disbursement schedule of the aircraft acquisition agreement. Under the same agreement, the Company shall act as a guarantor for the transaction if AWAS fails to comply with the commitments undertaken.

27.1.           Operating leases

Future payments of non-cancelable operational lease contracts denominated in U.S. dollars are as follows:

	Consolidated
	06/30/2017	12/31/2016
2017	429,434	857,747
2018	837,084	839,343
2019	899,814	889,940
2020	876,458	873,692
2021	730,692	745,719
2022 onwards	1,805,524	2,040,284
Total minimum lease repayments	5,579,006	6,246,725

27.2.           Sale-leaseback transactions

In the six-month period ended June 30, 2017, the Company had no sale-leaseback transactions (net gain of R$213,284 arising from 7 aircraft transactions from sale-leaseback transactions in the six-month period ended June 30, 2016).

The Company also has balances of deferred losses from transactions carried out between 2006 and 2009, in the amount of R$5,982 (R$9,959 on December 31, 2016), recorded under “Other liabilities”.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, currency exchange rate and interest rate), credit risk and liquidity risk. These risks may be mitigated through the use of oil market, U.S. dollar and interest-rate swap derivatives, futures and options.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits and monitors controls, including mathematical models used to continuously monitor exposures and potential financial impacts, and also prevents the use of financial instruments for speculative trading.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be hedged depend on the financial risks and costs of hedging and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. Gains or losses arising from these transactions and the application of risk management controls are part of the Committee's monitoring remit and have been satisfactory to the proposed objectives.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The accounting classifications of the Company's consolidated financial instruments on June 30, 2017 and December 31, 2016 are shown below:

	Measured at fair value through profit or loss		Loans and receivables (d)
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Assets
Cash and cash equivalents (a)	105,428	269,797	463,283	292,410
Short-term investments (a)	111,517	431,233	-	-
Restricted cash	230,323	168,769	-	-
Rights on derivative transactions	-	3,817	-	-
Trade receivables	-	-	859,921	760,237
Deposits (b)	-	-	803,095	756,810
Other credits	-	-	138,304	118,058

Liabilities
Loans and financing	-	-	6,216,986	6,379,220
Suppliers	-	-	1,236,449	1,097,997
Obligations on derivative transactions	38,962	89,211	-	-
Share loan liabilities	93,056	-	-	-
Other obligations (c)	-	-	146,319	62,665

(a)     The Company manages part of its financial investments in order to meet its near-term cash needs.

(b)    Excluding judicial deposits, as described in Note 10.

(c)     Includes only the operating lease payable.

(d)    Items classified as amortized cost refer to credits, obligations or debt issues involving private institutions in which, in any cases of early settlement, there are no substantial alterations in relation to the amounts recognized except amounts related to Perpetual Bonds and Senior Notes as disclosed in Note 17. Fair values are approximately the same as book values due to the short term-maturities of these assets and liabilities. In the six-month period ended June 30, 2017, financial instruments were not reclassified.

In the quarter ended June 30, 2017, the Company carried out share loan transactions from third-party companies on the Stock Exchange totaling R$93,056. Under this type of transaction, the loaned shares were recorded under “Share loan liabilities” and adjusted by the closing price at the last trading session. Under the terms of this transaction, the Company shall pay a fixed monthly fee for the duration of the transaction, which will be directly recorded in the financial result. At the end of the transaction term, in December 2017, the Company shall return the number of loaned shares to the holder of the shares. To carry out this transaction, the Company presented equivalent to 1,293,500 Smiles shares used exclusively as guarantee for initial margin, as required by the Bovespa for this type of transaction.

In order to minimize the volatility caused by the share loan transaction from third-party companies, the Company also contracted equity forward derivatives using the same number of assets traded under the share loan from third-party companies, setting a fixed price for the settlement date. On June 30, 2017, this transaction was recorded under “Obligations on derivative transactions”.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of June 30, 2017 and December 31, 2016, the Company did not have financial assets classified as available for sale.

The Company's derivative financial instruments were recorded in the following line items:

	Fuel	Interest rate	Equity forward	Total
Assets (Liabilities) as of December 31, 2016 (*)	3,817	(89,211)	-	(85,394)
Fair value variations:
Losses recognized in profit or loss	(2,111)	-	(581)	(2,692)
Losses recognized in other comprehensive result	-	(2,905)	-	(2,905)
Settlements (payments received) during the period	(3,817)	55,846	-	52,029
Liabilities as of June 30, 2017 (*)	(2,111)	(36,270)	(581)	(38,962)

Changes in other comprehensive income	Fuel	Interest rate	Equity forward	Total
Balances as of December 31, 2016	-	(147,229)	-	(147,229)
Fair value adjustments during the period	-	(2,905)	-	(2,905)
Net reversals to profit or loss	-	27,194	-	27,194
Balances as of June 30, 2017	-	(122,940)	-	(122,940)

Effects on profit/loss	(2,111)	(27,194)	(581)	(29,886)

Recognized in operating income	-	(5,895)	-	(5,895)
Recognized in financial income	(2,111)	(21,299)	(581)	(23,991)

(*)   Classified as "Rights on derivative transactions" if the balance is an asset or "Obligations on derivative transactions" if the balance is a liability.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC38 - Financial Instruments - Recognition and Measurement. As of June 30, 2017, the Company adopts cash flow hedge only for the interest rate (mainly the Libor interest rates).

The Company holds hedge margin deposits in guarantee for derivative transactions as per Note 6.

28.1.           Market risks

a)   Fuel risk

Aircraft fuel prices vary due to the volatility of the price of crude oil and its by-products. In order to mitigate any losses from changes in the fuel market, the Company held call options and zero cost collar (call option purchased and put option sold) pegged to the WTI on June 30, 2017. In the periods ended June 30, 2017 and 2016, the Company had no fuel derivative operations recorded as hedge accounting.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

b)   Foreign currency risk

Currency risk arises from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. On June 30, 2017, the Company had no outstanding derivative financial instruments (the Company recognized a loss on foreign exchange hedges for futures derivatives agreements in U.S. dollar in the amount of R$42,172 in the six-month period ended June 30, 2016). The Company had no currency derivative operations recorded as hedge accounting.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Exposure to exchange rates is summarized below:

	Parent Company		Consolidated
	06/30/2017	12/31/2016	06/30/2017	12/31/2016
Assets
Cash, short-term investments and restricted cash	18,863	49,646	330,984	548,792
Trade receivables	-	-	83,276	104,800
Deposits	-	-	803,095	756,810
Gains (losses) on derivative transactions	-	-	-	3,817
Other	-	-	-	10,184
Total assets	18,863	49,646	1,217,355	1,424,403

Liabilities
Loans and financing	3,135,604	3,261,714	3,503,383	3,596,379
Finance lease payable	-	-	1,598,993	1,718,012
Foreign suppliers	1,050	604	285,615	341,026
Obligations on derivative transactions	581	-	38,962	89,211
Other leases payable	-	-	146,319	62,665
Total liabilities	3,137,235	3,262,318	5,573,272	5,807,293

Total currency exposure	3,118,372	3,212,672	4,355,917	4,382,890

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	5,579,006	6,246,725
Future commitments resulting from firm aircraft orders	46,937,228	48,032,429	46,937,228	48,032,429
Total	46,937,228	48,032,429	52,516,234	54,279,154

Total foreign currency exposure R$	50,055,600	51,245,101	56,872,151	58,662,044
Total foreign currency exposure US$	15,130,766	15,723,697	17,191,267	17,999,461
Exchange rate (R$/US$)	3.3082	3.2591	3.3082	3.2591

The Company’s foreign exchange exposure is manly indexed to the U.S. dollar.

c)   Interest rate

The Company is exposed to future finance lease transactions including installments to be paid that are exposed to LIBOR variations through the date of aircraft delivery. In order to mitigate these risks, the Company holds swap derivatives based on LIBOR. In the six-month period ended June 30, 2017, the Company recognized a total loss with interest hedge transactions in the amount of R$27,194 (a loss of R$27,391 as of June 30, 2016).

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of June 30, 2017 and December 31, 2016, the Company and its subsidiaries hold LIBOR derivatives recorded as hedge accounting.

28.2.           Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments. Financial assets classified as cash, cash equivalents and short-term investments are deposited  with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies. The financial institutions in which the Company concentrates more than10% of its total financial assets are Itaú and Banco do Brasil. Other assets are diluted among other financial institutions, pursuant to the Company’s risk policy.  Trade receivables consists of amounts falling due from credit card operators, travel agencies, installments sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (BM&FBOVESPA or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

28.3.           Liquidity risk

The Company is exposed to two different types of liquidity risk: (i) market liquidity, which varies depending on the types of assets and markets in which assets are traded, and (ii) cash flow liquidity related to difficulties in meeting our contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio.

The schedule of maturity of the Company's consolidated financial liabilities on June 30, 2017 is as follows:

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and financing	451,850	210,066	3,655,854	1,899,216	6,216,986
Suppliers	1,079,310	1	157,138	-	1,236,449
Obligations on derivative transactions	38,962	-	-	-	38,962
Share loan liabilities	93,056		-	-	93,056
Other obligations	75,829	39,804	30,686	-	146,319
As of June 30, 2017	1,739,007	249,871	3,843,678	1,899,216	7,731,772

Loans and financing	499,542	335,748	2,654,007	2,889,923	6,379,220
Suppliers	1,088,859	-	9,138	-	1,097,997
Obligations on derivative transactions	89,211	-	-	-	89,211
Other obligations	27,851	16,520	18,294	-	62,665
As of December 31, 2016	1,705,463	352,268	2,681,439	2,889,923	7,629,093

28.4.           Capital management

The Company uses alternative sources of capital to meet its operational requirements and to ensure that its capital structure takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term loans. The following table shows financial leverage as of June 30, 2017 and December 31, 2016:

	Consolidated
	06/30/2017	12/31/2016
Total loans and financing	6,216,986	6,379,220
(-) Cash and cash equivalents	(568,711)	(562,207)
(-) Short-term investments	(111,517)	(431,233)
(-) Restricted cash	(230,323)	(168,769)
A - Net debt	5,306,435	5,217,011
B – Total equity (deficit)	(3,628,636)	(3,356,751)
C = (B + A) - Total capital	1,677,799	1,860,260

28.5.           Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments traded by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates shown do not necessarily reflect amounts to be stated in the next quarterly reports. The use of different methodologies may have an impact on these estimates.

The tables below show sensitivity analyses for exposure to foreign currency exchange rates, outstanding derivatives positions and interest rate variations as of June 30, 2017 for market risks that management believes are material. The positive amounts shown are net asset exposures (assets greater than liabilities) while negative values shown are net liability exposures (liabilities greater than assets).

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Parent Company

a)   Currency risk

As of June 30, 2017, the Company adopted the R$3.3082/US$1.00 exchange rate corresponding to the month's closing rate announced by the Central Bank of Brazil as probable scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period:

	Exchange rate	Effect on profit/loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.3082/US$1.00)	3.3082	(3,118,372)
Dollar depreciation (-50%)	1.6541	1,559,186
Dollar depreciation (-25%)	2.4812	779,593
Dollar appreciation (+25%)	4.1353	(779,593)
Dollar appreciation (+50%)	4.9623	(1,559,186)

b)   Risk factor of stock volatility

On June 30, 2017, the Company holds a lease and share transaction with a term derivative attached to the transaction, in order to neutralize the risk of volatility of the shares leased in the market. The table below shows the sensitivity analysis and the effect on the Company’s result of the volatility of the rented shares and the term derivatives of shares:

	Market value of the stock lease	Term derivative (*)	Net effect on the result
Net liability exposed to stock appreciation risk (R$18.31)	93,056	93,056	-
Stock depreciation (-50%)	46,528	(46,528)	-
Stock depreciation (-25%)	69,792	(69,792)	-
Stock appreciation (+25%)	116,320	(116,320)	-
Stock appreciation (+50%)	139,584	(139,584)	-

(*) Corresponds to the amount protected by the term derivative of shares.

Consolidated

a)   Fuel risk

The Company and its subsidiaries contract crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	3Q17	4Q17	1Q18	2Q18	Total 12M
Percentage of fuel exposure hedged	51%	51%	9%	9%	28%
Amount in barrels (thousand barrels)	321,875	359,375	75,000	75,000	2,456,250
Future rate agreed per barrel (US$) (*)	51.05	52.08	51.28	51.35	51.55
Total in Brazilian reais (**)	54,359,619	61,922,267	12,723,337	12,740,705	418,850,478

b)   Currency risk

As of June 30, 2017, the Company adopted the R$3.3082/US$1.00 exchange rate corresponding to the month's closing rate announced by the Central Bank of Brazil as probable scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period:

	Exchange rate	Effect on profit/loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.3082/US$1.00)	3.3082	(4,355,917)
Dollar depreciation (-50%)	1.6541	2,177,959
Dollar depreciation (-25%)	2.4812	1,088,979
Dollar appreciation (+25%)	4.1353	(1,088,979)
Dollar appreciation (+50%)	4.9623	(2,177,959)

c)   Interest-rate risk

As of June 30, 2017, the Company held financial investments and debt with different types of rates and position in LIBOR derivatives. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on June 30, 2017 (see Note 17) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss in accordance with the scenarios used:

	Financial debt net of short-term investments (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the LIBOR rate	Decrease in the LIBOR rate
Reference rates	10.14%	1.38%	1.38%
Exposure amount (probable scenario) (b)	(299,460)	(167,864)	(38,962)
Possible adverse scenario (+25%)	(51,915)	(2,904)	(674)
Remote adverse scenario (+50%)	(62,298)	(3,485)	(809)

(a) Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

(b) Accounting balances recorded on June 30, 2017.

(c) Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Fair value measurement of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•       Level 1: Fair value measurements obtained from prices quoted (not adjusted) in identical active or passive markets;

•       Level 2: Fair value measurements obtained through variables other than the price quotes included in Level 1 that are observable for the asset or liability, either directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements obtained by using valuation methods that include the asset or liability but are not based on observable market data (unobservable data).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their respective classifications of valuation methods as of June 30, 2017 and December 31, 2016:

		06/30/2017		12/31/2016
	Fair value hierarchy	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	105,428	105,428	269,797	269,797
Short-term investments	Level 1	21,285	21,285	41,104	41,104
Short-term investments	Level 2	90,232	90,232	390,129	390,129
Restricted Cash	Level 2	230,323	230,323	168,769	168,769
Rights on derivative transactions	Level 2	-	-	3,817	3,817
Obligations on derivative transactions	Level 2	(38,962)	(38,962)	(89,211)	(89,211)
Share loan liabilities	Level 2	(93,056)	(93,056)	-	-

29.Insurance

As of June 30, 2017, insurance coverage, by nature, for the aircraft fleet and in relation to maximum indemnifiable amounts denominated in U.S. dollars is as follows:

Aviation	In thousands of Brazilian Reais	In thousands of U.S. dollars
Guarantee - hull/war	12,505	3,780
Civil liability per event/aircraft (*)	2,481	750
Inventories (local) (*)	992	300

(*)   Amounts per event and annual aggregate.

Under Law 10744 of October 9, 2003, the Brazilian government will cover any civil-liability expenses to third parties caused by acts of war or terrorism in Brazil or elsewhere up to a total of the equivalent of US$1,000,000,000 in Brazilian Reais as of September 10, 2001, through which GLA may be subject to claims.

Notes to the quarterly information (ITR) June 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

30.Subsequent events

a)      On July 1, 2017, the Extraordinary Shareholders’ Meeting of Smiles Fidelidade S.A. approved the merger of Smiles by Smiles Fidelidade S.A. (formerly WebjetParticipações S.A.), pursuant to the Protocol and Justification for Merger entered into between the companies’ management teams on June 6, 2017. As a result of the merger, Smiles will be dissolved and all its assets, rights and obligations will be transferred to Smiles Fidelidade S.A., pursuant to articles 224, 225, 227 and 264 of Brazilian Corporation Law.

b)     On July 20, 2017, the Company received interest on equity in the amount of R$6,589 from its subsidiary Smiles, pursuant to the terms approved by Smiles’ Board of Directors’ Meeting held on June 6, 2017.

c)      On July 31, 2017, was approved, in the meeting of the Company's Board of Directors, the Credit Agreement to be entered between the Company, the subsidiary GLA and the financial institutions JPMorgan and Ex-Im Bank, in a limit of up to US$11,000, within the scope of technical services to be performed on GLA aircraft engines. As a guarantee of the obligations assumed by GLA, the Company entered into a Guaranty Agreement with JPMorgan and Ex-Im Bank up to US$11,000. In addition, the Company entered into a Borrower Indemnity Agreement and Fee Letters containing its direct obligations under the GLA agreements.

On the same date, the approval of the Credit Agreement by the Company, GLA, CréditAgricole CIB and Ex-Im Bank was also approved in the limit of up to US$11,000, in relation to the financing of the payment due by the GLA under the In-Flight Connectivity And Entertainment Services Agreement ("In-Flight Agreement"). The Guaranty Agreement between the Company, Crédit Agricole CIB and Ex-Im Bank up to US$11,000 was also approved, in order to guarantee compliance with the obligations assumed by the GLA, as well as the conclusion of the Borrower Indemnity Agreement and Of Fee Letters containing the direct obligations of the Company.

d)      On August 8, 2017, the Board of Directors approved a capital increase of R$1,137 due to the subscription of 244,186 preferred shares as a result of the exercise of stock options.

e)   On August 8, 2017, the Company approved the grant of 947,767 stock options for the 2017 fiscal year, under the terms of the Stock Option Plan approved on October 19, 2012 and the concession of a total of 1,538,213 restricted stock awards, pursuant to the Company's Restricted Share Plan.

      In addition, on the same date, the Company granted guarantees to: (i) GAC, in order to ensure compliance with obligations under the Purchase Agreement No. 3780 between GAC, Boeing and GECAS; (Ii) GLA in order to guarantee the obligations in the aircraft lease agreements to be entered into between the Company, GLA and GECAS and in the motor financing agreement to be entered into between the Company, GLA and PK AirFinance ; And (iii) GLA in order to guarantee the obligations in the aircraft lease agreement to be entered into between the Company, GLA, GAC, Ex-Im Bank and GECAS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.